SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C. 20549

                                            AMENDMENT NO. 3 TO FORM 10

                                    GENERAL FORM FOR REGISTRATION OF SECURITIES
                                       PURSUANT TO SECTION 12(b) OR 12(g) OF
                                        THE SECURITIES EXCHANGE ACT OF 1934

                                     American Public Holdings, Inc.
            -------------------------------------------------------------------
                         (Exact name of registrant as specified in its charter)

Mississippi                                         64-0874171
---------------------        ------------------------------------------------
(State or other jurisdiction of         (I.R.S. employer identification no.)
incorporation or organization)

2305 Lakeland Drive, Jackson, Mississippi                     39208
-------------------------------------------         --------------------------
(Address of principal executive office)                    (Zip code)

Registrant's telephone number, including area code:    (601) 936-6600
                                                   --------------------------

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

                       Common Stock, no par value
              --------------------------------------------
                           (Title of each class)

Item 1.           Business.


         American Public Holdings, Inc. (the "Company") is a Mississippi business corporation organized on December 21, 1995 by American Public Life Insurance Company ("American Public Life"), also a Mississippi corporation. The Company was formed to serve as a holding company for American Public Life.

         On February 20, 1996 the Mississippi Commissioner of Insurance approved an Agreement and Plan of Exchange (the "Plan of Exchange") pursuant to which American Public Life would become a wholly-owned subsidiary of American Public Holdings, Inc., and each share of outstanding American Public Life Common Stock would be converted into one share of Company Common Stock. The Plan of Exchange was approved by the stockholders of American Public Life at a Special Meeting held on October 29, 1996 and became effective on November 30, 1996.

         The Company has no significant assets other than the stock of American Public Life. The assets and liabilities of the Company on a consolidated basis are not materially different from the assets and liabilities of American Public Life. As a holding company, the Company may make investments and engage in businesses not permitted for an insurance company, but there are no present plans to engage in additional activities or to make additional investments.

         American Public Life is a Mississippi life and health insurance company, which began operations in 1945. It is licensed to do business in twenty-one (21) states. American Public Life specializes in supplemental health insurance products, including cancer, accident, intensive care, heart attack/stroke and dental insurance policies. American Public Life also offers whole life and term life insurance contracts.

         The following table sets forth earned premiums by product line for the last three years ended December 31.



                                                                 Year ended December 31,
                                              -------------------------------------------------------------
                                                     1996                 1995                   1994
                                                     ----                 ----                   ----
Premium revenue:
     Cancer                                       $18,154,674           $18,300,716            $17,360,977
     Life insurance                                   552,908               578,342                614,700
     Accident                                       1,149,841             1,202,815              1,241,577
     DentaCare (Dental)                             4,906,975             4,296,655              3,889,010
     Group Accident & Health                          993,026               693,629                778,103





     Other Accident & Health                          312,424               313,814                288,523
                                               --------------        --------------         --------------
                                                  $26,069,848           $25,385,971            $24,172,890
                                                  ===========           ===========            ===========

Underwriting income:
     Life insurance                               $ (346,527)         $   (269,699)          $   (324,671)
     Accident & Health                            (1,719,138)           (2,901,606)            (1,473,144)

Investment income                                   2,387,010             2,300,624              2,214,311
Other income                                           26,067                28,129                 38,594

Realized investment gains                            (80,291)              (82,117)                (5,235)
                                                -------------         -------------           ------------

Income (loss) before income tax
    provision                                       $ 174,212           $ (924,669)              $ 449,855
                                                     ========              ========               ========

         The following is a discussion of the characteristics of the categories of insurance currently marketed or in force. Products are described in general terms as there are many variations resulting principally from differing state laws and regulations.

Life Insurance

         American Public Life conducts its life insurance business on a non-participating basis. American Public Life is licensed to write insurance in 21 states. The Company markets life insurance business utilizing individual policies written on both a direct and a payroll deduction basis. Plans available include 1, 5, & 10 year renewable term insurance issued up to $1,000,000 (Maximum Retention by company $50,000). Rates for these three products are male and female non tobacco use and standard basis. Underwriting requirements vary by age and amount of insurance applied for. Issue ages are 20-70. The following table indicates those states which accounted for 5% or more of the total direct life insurance premiums collected by American Public Life during 1996.


                  Alabama               $32,188                 5.30%
                  Arkansas               47,697                 7.85%
                  Louisiana             106,105                17.46%
                  Mississippi           242,276                39.86%
                  Oklahoma               40,810                 6.71%
                  Texas                  63,929                10.52%
                  Others                 74,871                12.30%
                                     ----------            ----------

                  Total                 607,876               100.00%
                                        =======               =======


         American Public Life offers a simplified issue whole life policy with face amounts based on monthly payroll deduction amounts of $5-$20. The maximum issue amount is $40,134. Rates are uni-sex and do not distinguish between smoker and non smoker. A spouse rider is available with up to $10,000 coverage. The children's protection rider provides up to $5,000 to age 25 where it may then be converted to permanent coverage not to exceed $25,000. This product is issued to ages 15-65 either individually or by payroll deduction.

         The family life  protector is a decreasing  term plan  renewable to age
70. Issue ages are 15 to age 60. Coverage is provided individually or on the entire family. Maximum issue on the primary insured per unit is $15,000. Family coverage maximums are spouse $3,000 and children $1,000. Accidental death and dismemberment coverage is included on the primary insured and spouse. Premiums may be paid individually or by payroll deduction.

         The Company is in the process of developing a voluntary group term life plan that will compliment its existing portfolio of voluntary payroll deduction accident and health products.

         Term life insurance policies provide death benefits if the insured's death occurs during the specific premium paying term of the policy and generally do not include a savings or investment element in the policy premium. Whole life insurance policies provide death benefits which are payable under effective policies regardless of the time of the insured's death and have a savings and investment element which may result in the accumulation of a cash surrender value.

         The following table sets forth certain information concerning the development of American Public Life's life insurance business.


                                                                      Year Ended December 31,
                                                               --------------------------------------
                                                               1996              1995             1994
                                                               --------------------------------------
                                                                             (in thousands)
Life insurance in force at the end of period:
       Ordinary -    whole life                                 $35,285         $33,144         $33,804
                -    term                                        15,390          18,476          22,624
       Industrial                                                     0               0               0
       Other                                                          0               0               0
                                                             ----------      ----------      ----------
             Total                                              $50,675         $51,620         $56,428





                                                                =======         =======         =======

New life insurance issued:
       Ordinary -    whole life                                   3,191           2,474           2,649
                -    term                                           678           2,692           3,038
       Industrial                                                     0               0               0
       Other                                                          0               0               0
                                                               --------         -------         -------
             Total                                             $  3,869        $  5,166        $  5,687
                                                                  =====           =====           =====

Premium Income                                                $     553       $     578       $     615
                                                                  =====           =====           =====


Accident and Health Insurance (A&H)

         American Public Life is licensed to write accident and health insurance in 21 states. The following table indicates those states which accounted for 5% or more of the total direct A&H premiums collected by American Public Life during 1996.


             Alabama                   $1,267,179           4.96%
             Louisiana                  8,374,791          32.77%
             Mississippi                5,973,363          23.38%
             Oklahoma                   2,699,177          10.56%
             Texas                      4,154,750          16.26%
             Others                     3,083,401          12.07%
                                    -------------      ----------
             Total                    $25,552,661         100.00%
                                      ===========         =======


         American Public Life's A&H portfolio includes plans that may be marketed either on an individual basis or by payroll deduction. The bulk of new sales are by payroll deduction with American Public Life taking advantage of the popularity of this distribution method. The Company's Supplemental Cancer plans, once the Company's lead products, have been restructured and as a result, Voluntary Group Dental, Denta Care (American Public Life's PPO Dental Plan), Disability Income, both group and guaranteed renewal along with medical supplement plans have become the Company's leading products. Accident, Heart Disease, and Intensive Care are also being successfully marketed on a payroll deduction basis.

         American Public Life's marketing structure consist of 53 general agents and 725 soliciting agents. The Company has expanded its general agent network with the contracting of four general agent's. Three of these new general agent's will give the Company activity in states where there has been no significant production in the past.

         As it increases its product base and general agent network, the Company will continue to grow along with the popularity of payroll deduction as a means of distribution. It is expected that American Public Life's knowledge and experience in this distribution method will give it a significant advantage in the future.

Investments

         American Public Life is regulated as to the types of investments which it can make and the amount of funds which it may maintain in any one type of investment. American Public Life's investment policy emphasizes investment grade corporate bonds, political subdivision bonds, mortgage backed securities issued by government agencies and United States Treasury securities. Investment real estate and mortgage loans are gradually being liquidated as markets present themselves.

         The following table sets forth certain information concerning American Public Life's investments at the dates shown.


                                                                      Year Ended December 31,
                                                               1996             1995                1994
Securities:
         Available for sale                                $32,720,388            ---                ---
         Held to maturity                                       ---          $31,084,657        $28,200,395
Mortgage loans on real estate                                1,075,268         1,257,771          1,397,586
Investment real estate                                         781,542           710,326            741,430
Policy loans                                                 1,600,398         1,641,192          1,782,211
Short-term investments                                          ---               15,000            890,000
                                                        --------------    --------------     --------------
         Total investments                                 $36,177,596       $34,708,946        $33,011,622
                                                           ===========       ===========        ===========


The results with respect to the foregoing investments are as follows:

Net investment income                                       $2,387,010        $2,300,624         $2,214,311
Net realized losses on investments
 (before income taxes)                                        (80,291)          (82,117)            (5,235)
Average yield on investments                                     6.73%             6.79%              6.91%
Economic yield on investments
(includes realized and unrealized capital gains)                 6.51%             6.55%              6.89%

209188.2/07964.00996

         As of December 31, 1996 the maturity schedule for all bonds and notes held by American Public Life at amortized cost was as follows:


                               Maturity Schedule

                                  Amortized
Maturity                            Cost                  Percentage of Total

Due in one year or less       $     500,000                      1.54%
Due in one to five years            399,979                      1.24%
Due in five to ten years          4,057,443                     12.52%
Due after ten years               5,243,585                     16.18%
                              -------------                -----------
                                 10,201,007                     31.48%
Mortgage-backed securities       22,205,121                     68.52%
                              -------------                 ----------
                                $32,406,128                    100.00%
                                ===========                    =======

Actual maturities may differ from contractual maturities because of the borrowers' right to call or prepay obligations.

         The Company's supplemental health insurance coverages have a relatively short duration. The Company's investment policy directs that bond investments be made with an average duration of five to ten years. This policy is based on the recommendation of an investment consultant and the Company's independent actuaries. A majority of the Company's government agency, mortgage-backed securities were purchased with an anticipated average maturity falling within these guidelines.

         The Company's investment policy is to invest in state and federal obligations as well as corporate obligations with a Standard & Poors rating of "BBB" or greater. In 1996 the Company discontinued the purchase of government agency, mortgage-backed securities and disposed of a significant amount of government agency, mortgage-backed securities, and shifted these funds into bonds with short to medium maturities. Such government agency, mortgage-backed securities continue to be the largest component of the portfolio. Because of prepayments, such securities present a greater interest rate risk than traditional fixed income securities. The intent of the effort to change the mix of the portfolio is to reduce the risk, volatility and active management required of the portfolio since a change in market interest rates results in a related change in such securities' prepayment risk.

Marketing and Distribution

         American Public Life's insurance products are marketed through an independent field force of 53 general agents and 725 producing agents. The American Public Life marketing department provides training support to its field force on a periodic basis throughout the year. Agents are compensated through the payment of commissions which are calculated as a percentage of collected premium revenue.

         The following agencies have accounted for more than 10% of the new coverage issued in 1994, 1995, and 1996.



                          1996     1995     1994

Clinton %, Ruston, LA     11%      12%        9%
Benoit %, Kenner, LA      31%      23%       13%
MGM %, Plano, TX          23%      29%       27%


These percentages generally reflect the percentage of distribution of premium income. The Clinton agency has exceeded 10% for eight years, excluding 1994, the Benoit agency has exceeded 10% for three years, and the MGM agency has exceeded 10% for twenty-one years.

Reserve Liabilities

         American Public Life maintains reserves for future policy benefits to meet future obligations under outstanding policies. These reserves are calculated by an independent actuarial firm, Wakely and Associates, Inc., and are certified to be sufficient to meet policy and contract obligations as they mature. Liabilities for future policy benefits are calculated using assumptions for interest, mortality, morbidity, expense and withdrawals determined at the time the policies were issued. As of December 31, 1996, the total reserves of American Public Life were $34,653,694. American Public Life believes that such reserves for future policy benefits were calculated in accordance with generally accepted actuarial methods and that such reserves are adequate to provide for future policy benefits with respect to American Public Life.

Underwriting Activities

         American Public Life maintains an underwriting department which seeks to evaluate the risks associated with the issuance of an insurance policy. American Public Life's underwriting and policy issue department is staffed by 7 employees. The department is responsible for data entry, underwriting and policy issue. Underwriters determine whether an application is accepted or declined. The underwriting process consists of a review of the information contained in the application in conjunction with information obtained through the medical information bureau (MIB), and through its review of medical histories furnished upon request.

         American Public Life conducts some telephone interviews to verify the information on the application and to obtain such additional information as to enable American Public Life to make an assessment of the applicant's functional and cognitive capacities. American Public Life does not require physical examinations as part of the underwriting process, as this is not generally required for the type of coverages offered.

Claims Administration

         Claims under American Public Life's policies are administered by a claims department comprised of 15 employees. The claim adjudication process principally includes verification of coverage, analysis of medical records, interpretation of policy language and computation and payment of benefits. American Public Life utilizes a physician who provides advice and direction with regard to medical matters as they relate to American Public Life's claim adjudication process.

Reinsurance

         American Public Life's maximum retention on any one life is $50,000 for life insurance and waiver of premium benefits. All accidental death benefits are reinsured. The total reinsurance credits (i.e., reductions in reserve liabilities) taken on life insurance in 1996 was $32,195. There is minimal risk because of the reinsurers used and the relatively low amount of reinsurance credits taken. The principal reinsurers of American Public Life are as follows:

                                    Business Men's Assurance
                                    Life Reassurance Corp.
                                    Lincoln National Life
                                    Munich American
                                    Swiss Re
                                    CNA

         American Public Life also has a small amount of reinsurance on its accident and health insurance. Lonestar Life Insurance Company reinsures 25% of a small block of cancer insurance that was assumed from another company in 1992. Additionally, the heart transplant benefit on the heart attack-stroke policy is reinsured 100% with Cologne Life Reinsurance Company.

Regulation

         American Public Life is subject to regulation by the insurance departments of those states in which it is licensed to conduct business. Although the extent of regulation varies from state to state, the insurance laws of the various states generally establish supervisory departments having broad administrative powers with respect to, among other matters, the granting and revocation of licenses to transact business, the licensing of agents, the establishment of standards of financial solvency, including reserves to be maintained, the nature of investments and, in most cases, premium rates, the approval of forms and policies and the form and content of financial statements. These regulations have as their primary purpose the protection of policyholders and do not necessarily confer a benefit upon stockholders.

         Numerous proposals to reform the current health care system have been introduced in Congress and state legislatures. Proposals have included, among other things, modifications to the existing employer-based insurance system, a quasi-regulated system of "managed competition" among health plans, and a single-payer, public program. A number of states have passed or are considering legislation that would limit the differentials in rates that insurers could charge for health care coverages between new business and renewal business for similar demographic groups. State legislation has also been adopted or is being considered that would make health insurance available to all small groups by requiring coverage of all employees and their dependents, by limiting the applicability of pre-existing conditions exclusions, by requiring insurers to offer a basic plan exempt from certain benefits as well as a standard plan, or by establishing a mechanism to spread the risk of high risk employees to all small group insurers.

         Changes in regulation of health insurance could adversely affect American Public Life's business. Changes in regulation of health insurance could also benefit American Public Life's business by increasing the demand for supplemental insurance products.

         Most states in which American Public Life operates have laws which require that insurers become members of guaranty associations. These associations guarantee that benefits due policyholders of insurance companies will continue to be provided even if the insurance company which wrote the business is financially unable to fulfill its obligations. To provide these benefits, the associations assess the insurance companies licensed in a state to write that type of insurance for which coverage is guaranteed. The amount of an insurer's assessment is generally based on the relationship between that company's premium volume in the state and the premium volume of all of the companies writing the particular type of insurance in the state.

         American Public Life is subject to periodic financial and market conduct examinations. The last completed financial examination of American Public Life was conducted by the Mississippi Insurance Department for the period ended December 31, 1992. American Public Life is currently under examination for the three-year period ended December 31, 1995. In addition, American Public Life is subject to state imposed mandatory annual audits by independent certified public accountants. These are conducted by the Company's independent public accounting firm in conjunction with its audit of the Company's financial statements.

         Payment of dividends by American Public Life is restricted by law to available net surplus computed on a statutory basis. In addition, without the prior approval of the Mississippi Commissioner of Insurance, the size of any dividend by American Public Life during any twelve-month period is limited to the lesser of (i) 10% of surplus; or (ii) net gain from operations for the past three years, less dividends paid in the past two years.

Premiums

         Premium rates for all of American Public Life's products are generally subject to state regulation. Premium regulations vary greatly among jurisdictions and product lines. Rates are established by American Public Life's consulting actuary and are reviewed by the regulatory authorities in most states. Rate changes must generally be filed and approved by these authorities.

Competition

         American Public Life is engaged in a highly competitive business and competes with many insurance companies of substantially greater financial resources, including stock and mutual insurance companies. Mutual insurance companies return profits, if any, to policyholders rather than stockholders; therefore, mutual insurance companies may be able to charge lower net premiums than those charged by stock insurers. Accordingly, stock insurers such as American Public Life must attempt to achieve competitive premium rates through greater volume, efficiency of operation and control of expenses. A large number of insurance companies are licensed to sell accident and health insurance, cancer insurance, and dental insurance. These include substantially all of the major carriers in the United States. A number of these companies specialize in supplemental health insurance and may have considerably greater financial resources and larger networks of agents than American Public Life.

         American Public Life competes with insurers which offer similar policies in attracting new agents and attempts to attract and maintain agents through a combination of competitive products, competitive agent commission rates and quality underwriting and claims service. Management believes that flexibility and sensitivity to changes in the marketplace are a major consideration in competing for business.

Number of Employees

         The Company employs a total of 80 persons as follows:

                  New Business                       8
                  Accounting                        11
                  Financial & Data Processing        8
                  Marketing                          5
                  Legal, Compliance & Services      11
                  Claims                            15
                  Policy Service                     9
                  DentaCare Services                 8
                  All Other                          5
                                                   ------
                                                    80

Business Acquisitions

         The Company's growth strategy includes the investigation and evaluation of acquisition opportunities with respect to existing blocks of insurance business underwritten by other companies. It is anticipated that these acquisitions will allow the Company to increase business in force without incurring high first year commission and administrative expenses associated with business produced directly by agents. No such acquisitions have been completed recently. Management intends to continue to evaluate acquisition opportunities as they arise. However, there can be no assurance that any acquisition opportunities will arise or that the Company will be successful in completing any such acquisitions.

Item 2.           Financial Information.

SELECTED FINANCIAL DATA

                                      For the three months                                     For the year
                                        ended March 31,                                     ended December 31,
                                       1997            1996         1996          1995        1994        1993            1992
Revenues:

    Premiums                     $6,750,791      $6,461,717  $26,069,848     $25,385,971  $24,172,890  $21,300,631     $19,713,300
    Net investment income           634,702         576,214    2,387,010       2,300,624    2,214,311    2,351,929       2,338,180
    Realized investment gains
    (losses)                       (12,521)             976     (80,291)        (82,117)      (5,235)      339,381             869
    Other income                     17,437           5,469       26,067          28,129       38,594       35,071          31,249

Benefits and expenses:
    Benefits, claims, losses and
       settlement expenses        4,797,367       4,239,253   17,650,892      18,025,211   16,957,140   12,756,312      12,238,126
    Expenses                      2,598,667       2,656,819   10,577,530      10,532,065    9,013,565    8,863,845       8,522,253

Income (loss) before income
    tax provision (benefit)         (5,625)         148,304      174,212       (924,669)      449,855    2,406,855       1,323,219

Income tax provision (benefit)       12,292          51,570       17,328       (337,013)    (105,545)      763,050         432,430

Net income (loss)                  (17,917)          96,734      156,884       (587,656)      555,400    1,643,805         899,789

Net income (loss) per share          (0.34)            1.83         2.92         (10.67)        10.03        29.69           16.26

                                                                                                 December 31,
                                    March 31, 1997           1996            1995           1994          1993            1992
Other selected financial data:
    Stockholders' equity        15,453,035                 16,136,588      16,597,309     17,663,109    17,407,462      16,048,507
    Book value per share            292.43                     300.14          303.51         319.07        314.46          289.92
    Dividends per share                                          4.70            4.70           5.59          5.32            0.00
    Total assets                51,539,416                 52,184,610      51,724,155     51,281,469    50,015,268      47,444,179

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS FOR THE
                YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


Overview

         Net income from operations has been in decline since 1992. The decline is attributed to increased benefit costs on cancer products, specifically chemotherapy and radiation treatment. Also, policy terminations have exceeded new issues the last five years as the Company's volume of new sales has remained fairly level. Additionally, the Company has been implementing rate increases on its unlimited chemotherapy cancer policies, and this has contributed to the decline in our in force policy inventory.

         In 1992, sales of cancer insurance were consistent with prior year results. However, the Company had announced its intentions to withdraw unlimited chemotherapy products from the market. As a result of the announcement of the proposed withdrawal of unlimited chemotherapy cancer insurance from the market, the sales of cancer insurance began to drop in 1993. The Company had already begun looking for alternative products and in the fourth quarter of 1993 it acquired an existing block of preferred provider dental insurance.

         In 1994, sales of the new dental plan replaced the lost sales of cancer insurance. Benefit costs rose significantly because of increased treatment cost on cancer insurance and also the higher benefit costs related to dental insurance. The Company implemented a rate increase on cancer policies in December, 1994. Operating expenses increased in 1994 over 1993 primarily because of the overhead required to administer the new dental insurance product.

         The Company incurred a net loss in 1995, as a result of higher benefit costs on its cancer insurance. Rate increases on cancer insurance and sales of dental insurance provided the increase in premium income over 1994. Benefit costs increased as sales of dental insurance progressed, in addition to the increase in cancer claims. Operating expenses continued to rise in 1995 as the Company continued developing new products to market to replace the declining sales of cancer insurance.

         Net income improved in 1996 as new group insurance products were introduced. Additionally, benefits were down, as the Company received fewer cancer claims as compared to the previous year. Premium growth was attributable to additional rate increases on cancer insurance, sales of dental insurance, group disability, group dental insurance and group hospital indemnity insurance, all of which are supplemental health products.

Known Trends

         The Company's marketing strategy has been transformed from primarily a single product offering, specifically cancer insurance, to a more diversified product mix, which includes various group insurance products and dental insurance. During this change in marketing strategy, unlimited chemotherapy cancer products were removed from the product mix. Sales of alternative cancer products have been weak. However, sales of our dental and group insurance products have filled the void left by the departure of cancer sales.

         The Company is attempting to manage its existing block of cancer policies with additional rate increase assessments each year and by also offering a conversion option which "freezes" the policyholders premium in exchange for a reduced annual maximum chemotherapy benefit of $10,000. At the present time, approximately 20% of the unlimited chemotherapy cancer policyholders have elected to convert to the annual $10,000 limit. The Company is attempting to further diversify its product mix with the introduction of new individual hospital indemnity and individual disability income insurance. The Company has recently become licensed in two additional states, Kansas and Indiana, and is filing for acceptance in additional states.

Results of Operations

         The following table sets forth the Company's condensed statement of operations for the years ended December 31, 1992 through 1996, expressed as a percentage of total revenues.


                                                                                 Year ended December 31,
                                                         1996          1995          1994             1993         1992
Revenues:

     Premiums                                            91.8%         91.9%         91.5%            88.7%       89.3%
     Net investment income                                8.4%          8.3%          8.4%             9.8%       10.6%
         Other                                           (.2)%         (.2)%           .1%             1.5%         .1%
                                                     ---------     ---------     ---------        ---------   ---------
         Total revenues                                 100.0%        100.0%        100.0%           100.0%      100.0%
                                                      --------     ---------     ---------        ---------   ---------
Benefits and expenses:
     Benefits, claims, losses and
       settlement expenses                               62.1%         65.2%         64.2%            53.1%       55.4%
     Commission expense                                   8.3%          8.3%          9.1%             9.8%        9.5%
     Salaries and benefits                                9.1%          8.2%          8.0%             8.1%        8.6%
     Amortization of deferred policy
       acquisition costs                                 11.0%         13.1%          9.2%            12.0%       13.6%
     Other operating expenses                             8.9%          8.5%          7.8%             7.0%        6.9%
                                                      --------      --------      --------        ---------    --------
         Total benefits and
            expenses                                     99.4%        103.3%         98.3%            90.0%       94.0%
                                                      --------     ---------      --------         --------    --------







Income before income taxes                                 .6%        (3.3)%          1.7%            10.0%        6.0%
Provision for federal income taxes                         .1%        (1.2)%         (.4)%             3.2%        1.9%
                                                       -------     ---------      --------        ---------     -------
         Net income                                        .5%        (2.1)%          2.1%             6.8%        4.1%
                                                          ====         =====         =====            =====        ====


         Premium income has shown an increase in each year illustrated. Prior to 1994, cancer insurance was the only significant product sold in volume by the agents of the Company. In the fourth quarter of 1993, the Company acquired an existing block of dental business, and this acquisition contributed to premium growth in the years 1994, 1995, and 1996. Rate increases on cancer insurance have also contributed to the increase in premium income. The components of annualized premiums in force are summarized below:


                                                     Annualized Premiums In Force
                                                           (In thousands)

                                     Year ended December 31,                 Percentage change
                           1996      1995     1994     1993    1996 vs. 1995   1995 vs. 1994     1994 vs. 1993

Cancer                   $19,694  $19,271  $19,159   17,600       2.20%            .58%             8.86%
Denta Care                 5,466    4,132    4,075    4,000       32.28            1.40              1.88
Accident                   1,130    1,195    1,256    1,389      (5.44)          (4.86)            (9.58)
Life insurance               415      442      479      563      (6.11)          (7.72)           (14.92)
Other                        284      281      157      190        1.07           78.98           (17.37)
Group                      1,513    1,109      764      884       36.43           45.16           (13.57)
                         -------  -------   ------  -------    --------       ---------        ----------
Total annualized
premium
in force                 $28,502  $26,430  $25,890   24,626       7.84%           2.09%             5.13%
                          ======    =====    =====    =====       =====           =====             =====

         As the above table illustrates, annualized cancer premium has continued to rise, but this is primarily attributed to rate increases assessed on policyholders. In 1995 the Company discontinued sales of unlimited chemotherapy cancer products due to higher claim costs. As a result, the sales of cancer products plummeted. The void created by lower cancer sales has been replaced with sales of dental insurance and supplemental group health insurance, such as group dental and group disability.

         Total new business premiums are summarized by line of business below:



                                    New Business Summary
                                        (In thousands)

                                       Year ended December 31,                       Percentage change
                        -----------------------------------------------      ------------------------------------
                        1996      1995      1994     1993                1996 vs. 1995           1995 vs. 1994
                      ------    --------   ------   ------             -----------------         ----------------

Cancer               $   708     $1,785    $2,990   $2,791                 (60.34)%                 (40.30)%
Denta Care             2,095      1,590     1,268       83                  31.76                    25.39
Accident                 364        520       432      694                 (30.00)                   20.37
Life insurance            45         46        57       62                  (2.17)                  (19.30)
Other                    163        245       248      270                 (33.47)                   (8.15)
Group                  1,372        372       283      602                 268.82                   (53.00)
                    --------   --------   -------  -------               ----------               ----------
Total annualized      $4,747     $4,558    $5,278   $4,502                   4.15%                  (13.64)%
                       =====      =====     =====    =====                  ======                  ========
premium solicited


         Net investment income has increased each year, with the exception of 1994. The Company's purchase of a new home office in the first quarter of 1994 caused a significant reduction in availability of funds for short term investment. The increases in investment income are attributable to investment yields on additional cash flow made available each year from operations.

         The Company's investment policy is to invest in state and federal obligations as well as corporate obligations with a Standard & Poors rating of "BBB" or greater. In 1996 the Company discontinued the purchase of government agency, mortgage-backed securities and disposed of a significant amount of government agency, mortgage-backed securities, and shifted these funds into bonds with short to medium maturities. Such government agency, mortgage-backed securities continue to be the largest component of the portfolio. Because of prepayments, such securities present a greater interest rate risk than traditional fixed income securities. The intent of the effort to change the mix of the portfolio is to reduce the risk, volatility and active management required of the portfolio since a change in market interest rates results in a related change in such securities' prepayment risk.

         The Company experienced realized investment losses in the years 1996, 1995, and 1994. The investment losses are the result of partial liquidations of non-performing real estate holdings. The realized gains from 1993 are the result of a one-time exchange of government backed mortgage securities.

         Benefits, claims, losses and settlement expenses which is the sum of claims paid and changes in reserves for claims and future policy benefits, has shown increases each year, with the exception of 1996. The components of benefits, claims, losses and settlement expenses are as follows:



                                             Benefits To Policyholders
                                                  (In thousands)

                                             Year ended December 31,                        Percentage change
                          -----------------------------------------------------   -----------------------------------------
                            1996        1995         1994          1993           1996 vs. 1995     1995 vs. 1994
                          -----------------------------------------------------   -----------------------------------------

Paid claims              $16,672     $16,185       $15,620      $12,417               3.0%               3.6%
Reserve increase             979       1,840         1,337          339             (46.8)%             37.6%
                         --------    --------      --------     --------           --------           -------

Total benefits           $17,651     $18,025       $16,957      $12,756              (2.1)%              6.3%
                         =======     ========      =======      ========             ======              ====


                                             Benefits to Policyholders
                                              As a % of Total Premium

                   1996                  1995          1994             1993
                  ------                 -----        ------            -----

Paid claims          63.95%             63.75%        64.62%           58.29%
Reserve increase      3.76%              7.25%         5.53%            1.59%
                    -------            -------        --------         ------

Total benefits       67.71%             71.00%        70.15%           59.88%
                     ======             ======        =====            =====

         Claims have increased due to increased costs in cancer treatments such as chemotherapy. Also, the Company's expansion into other products such as dental insurance has exposed it to products with high claim utilization costs. The Company's de-emphasis of cancer insurance over the last several years has resulted in a drop in policies in force and policy reserves in 1996.

         Commission expense has increased in proportion to the increase in premium income. However, the percentage of commission expense to premium income has decreased because the Company does not pay commission on cancer premium rate increases and also the Company has shifted its focus to product lines which pay lower commissions.

         Salaries and benefits have increased due to the staffing requirements needed to service the block of dental coverages acquired in 1993. Additionally, the Company is attempting to increase the level of employee compensation to be more competitive in its recruitment of qualified personnel. The Company's salary costs is somewhat high due to its shrinking volume of policies in force and the labor intensive methods utilized in administrative procedures.

         The amortization of deferred acquisition costs (DAC) is comprised of two components, as shown in the following table:

                                             1996                1995            1994          1993
Amortization of DAC                     3,129,605           3,627,023         2,430,081       2,888,690
Current year deferred costs             2,049,305           2,872,745         2,772,789       2,543,504
Net change in DAC                       1,080,300             754,278         (342,708)         345,186

         The current year deferred costs represent the costs of acquisition of new business in the current year. The amortization of DAC represents the annual charge off against the asset and also all of the unamortized deferred expenses on current year lapses.

         The Company discontinued marketing unlimited chemotherapy cancer products in 1995. Consequently, the Company has changed its marketing focus to other product lines, specifically group accident and health insurance and dental insurance. The amount of current year deferred costs for 1996 is lower than 1995 because our 1996 new business was less than 1995 (and prior years) and because our new product mix is sold at significantly lower commission rates.

         The amortization of DAC has risen in 1996 and 1995 as compared to prior years due to an increasing decline in our inforce cancer policies. Because of the discontinued sales of unlimited chemotherapy cancer policies, policy lapses have exceeded new business. In addition, rate increases assessed on cancer policies have also attributed to increases in lapsed policies. As the number of lapsed policies rise, the amount of amortization of DAC also rises.

         Other operating expenses increased $16,259 in 1996 and increased $294,325 in 1995. In 1996 the Company incurred substantial expenses in connection with the acquisition of American Public Life Insurance Company by the Company. In 1996 the Company reduced expenses by reducing the staff of its off-site dental administration office. In 1995 the Company incurred significant expenses related to a limited benefit offer made to policyholders as opposed to a rate increase. These costs are somewhat high due to the shrinking volume of policies in force.

Liquidity and Capital Resources

         The Company's insurance operations provide the primary source of liquidity for the Company. The Company needs liquidity for benefit payments, policy acquisition costs and operating expenses on a recurring basis. The Company currently is not aware of any other short-term or long-term liquidity needs, although it is possible that additional demands for liquidity will arise in the future.

         The Company's principal sources of cash to meet its liquidity needs are premiums and investment income. The Company typically generates excess cash flow each year from operations. Should an occasion arise where additional resources are needed, the Company's investments provide an additional source of liquidity. At December 31, 1996 and 1995, 100% of the Company's investments were in fixed maturity securities, mortgage loans, investment real estate, policy loans and short-term certificates of deposit. Total investments, combined with cash and cash equivalents, increased to $36,780,066 at December 31, 1996, compared to $35,010,048 at December 31, 1995, due to increases in operational cash flow.

         Prior to consummation of the Plan of Exchange, American Public Life paid annual cash dividends to stockholders of $4.70 per share in 1996 and 1995. In March, 1997, the Board of Directors of the Company declared an annual cash dividend for 1997 of $4.70 per share which was paid in May, 1997. In 1996 and 1995, the Company repurchased shares of its common stock for an aggregate cost of $1,629,445. The Company also issued shares of common stock in 1996 and 1995 for aggregate consideration of $787,250.

         The Company's ability to pay dividends is limited by the amount of dividends it receives from American Public Life. Payment of dividends by American Public Life is restricted by law to available net surplus computed on a statutory basis. In addition, without the prior approval of the Mississippi Commissioner of Insurance, the size of any dividend by American Public Life during any one year is limited to the lesser of (i) 10% of surplus; or (ii) net gain from operations for the past three years, less dividends paid in the past two years.

         Pursuant to the laws and regulations of the State of Mississippi, American Public Life is required to maintain minimum statutory capital of $400,000 and additional minimum statutory surplus of $600,000. Other states have similar restrictions for licensing purposes, the largest being a minimum capital requirement of $2,000,000 in the State of Georgia.

         The National Association of Insurance Commissioners ("NAIC") measures the adequacy of a company's capital by its risk-based capital ratio (the ratio of its total capital, as defined, to its risk-based capital). These requirements provide a measurement of minimum capital appropriate for an insurance company to support its overall business operations based upon its size and risk profile which considers (i) asset risk, (ii) insurance risk, (iii) interest rate risk, and (iv) business risk. An insurance company's risk-based capital is calculated by applying a defined factor to various statutory based assets, premiums and reserve items, wherein the factor is higher for items with greater underlying risk.

         The NAIC has provided levels of progressively increasing regulatory action for remedies when an insurance company's risk-based capital ratio falls below a ratio of 1:1. As of December 31, 1996, American Public Life was in compliance with these minimum capital requirements as follows:

         Total adjusted capital                               $9,805,000
         Authorized control level risk-based capital          $1,588,000
         Ratio of adjusted capital to risk-based capital          6.17:1

         The Company has no outstanding material commitments for capital expenditures as of the end of the latest fiscal period.


      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS FOR THE
                   QUARTERS ENDED MARCH 31, 1997 AND 1996

Financial Condition - March 31, 1997 Compared to December 31, 1996

         Total stockholder's equity decreased by $689,360 or 4.2% from $16,136,588 December 31, 1996 to $15,453,035 at March 31, 1997. This decrease was caused by a $414,171 unrealized loss on available for sale securities at March 31, 1997 compared to a $251,408 unrealized gain on available for sale securities at December 31, 1996, and by a net loss of $17,917 for the first quarter. The change in unrealized gain (loss) on available for sale securities was the result of a sizable swing in the government bond market at the end of the quarter.

         Total assets decreased by $645,194 or 1.2% at March 31, 1997 compared to December 31, 1996. Securities increased by $366,908 (net of a market value adjustment of $800,000) or 1.1% as a result of the investment of cash provided by operations and of cash on hand at the end of the prior year. Deferred policy acquisition costs decreased by $370,472 or 3.3% because of the runoff of acquisition costs on older lines of business and because a greater proportion of business written was group business on which fewer costs are deferred compared to individual insurance products. Deferred income tax asset increased by $197,175 or 55.2% due to increases in policy reserves.

         Total liabilities remained level at March 31, 1997 compared to December 31, 1996. Future policy benefits and unpaid claims increased by $202,609 or .6% because of the aging of inforce policies.

Results of Operations - First Quarter 1997 Compared to First Quarter 1996

         The Company experienced a net loss in the first quarter of 1997 of $17,917 compared to net income of $96,734 in the first quarter of 1996, primarily due to an increase of $558,114 or 13.2% increase in benefits and claims and by a $43,134 or 16.1 % increase in insurance taxes, licenses and fees. The impact of the increase in benefits and claims was offset by a $289,074 increase in premiums, by a $58,488 increase in investment income, and by a decrease of $86,916 in operating expenses.

         Revenue increased by 4.9% from $7,044,376 in the first quarter of 1996 to $7,390,409 in the first quarter of 1997. The increase was primarily due to a 4.5% increase in premiums and a 10.2% increase in investment income. The increase in premiums is the result of increased sales of group insurance, but this increase has been limited by the decrease in cancer premiums due to policy lapses caused by rate increases and low sales of limited chemotherapy cancer products.

Net investment income increased primarily as a result of rental income from investment property that was idle in 1996.

         Benefits and expenses increased by $499,962 in the first quarter of 1997 compared to the first quarter of 1996, a 7.2% increase. This increase was due to a $558,114 increase in benefits and claims. Benefits and claims increased because of increased claims exposure on cancer policies, and from the introduction of new products such as group dental. Insurance taxes, licenses and fees increased by $43,134 due to cost related to the triennial examination by the Mississippi Insurance Department. The impact of the increases in benefits and claims and insurance taxes, licenses and fees was offset by a decrease in other operating expenses resulting from cost cutting measures implemented by management in the first quarter of 1997.

         Net income in the first quarter of 1997 compared to the first quarter of 1996 was also impacted by a 76.2% decrease in the income tax expense that resulted from an decrease in taxable income compared to the first quarter of 1996.

 Item 3.           Properties.

         American Public Life owns its principal executive offices located at 2305 Lakeland Drive, Jackson, Mississippi. The building consists of approximately 30,000 square feet, and was constructed in 1985. The Company also owns a building on 480 E. Woodrow Wilson Drive, Jackson, Mississippi, the old home office, which has recently been leased. The building consists of approximately 15,000 square feet. There are no encumbrances on these properties. Management believes the buildings are in good condition and adequate for the Company's foreseeable needs.

Item 4.          Security Ownership of Certain Beneficial Owners and Management.

         The following table sets forth information as of April 15, 1997, as to the number of shares of Company Common Stock beneficially owned by each of the Company's directors, including the Company's CEO, and by the Company's directors and executive officers as a group. The following table also includes those persons who beneficially owned, as of April 15, 1997, five percent (5%) or more of the Company Common Stock.


Name and Address                            Number of Shares      Percentage of
                                             Beneficially    Class Beneficially
                                               Owned                 Owned

Warren I. Hammett                                 1,379                  2.6%
2000 Old Leland Road
Greenville, MS 38701

Garry V. Hughes                                   1,000                  1.9%

Post Office Box 30
Louisville, MS 39339

F. Harrell Josey, D.V.M.                       1,163                     2.2%
Post Office Box 231
Starkville, MS 39759

Frank K. Junkin, Jr.                           1,422                     2.7%
262 Quitman Road
Natchez, MS 39120

David A. New, Sr.                          29,523(1)                    55.9%
Chairman of the Board
Post Office Box 1487
Natchez, MS 39121

David A. New, Jr.                           1,717(1)                     3.3%
David New Drilling Co.,
Inc.
Post Office Box 1487
Natchez, MS 39121

Paul H. Watson, Jr.                            1,006                     1.9%
Vice Chairman of the Board
Post Office Box 5487
Greenville, MS 38701


Johnny H. Williamson                             582                     1.1%
President & CEO of APL
104 Pine Court
Brandon, MS 39042


Chester C. Montgomery                              0                       0%
2200 Ocean Drive South
Jacksonville, Florida 32250


All Directors and Executive                   37,796                    71.5%
Officers as a Group (16
Persons)


(1) Mr. New, Sr. and Mr. New, Jr. share voting and investment power with respect to 1,400 shares held by David New Operating Company and 14,256 shares held by David New Drilling Company. These shares are reflected only in Mr. New, Sr.'s beneficial ownership in the table above.

Item 5.           Directors and Executive Officers.

Directors

         The Board currently consists of nine (9) directors who serve one-year terms. The following persons are currently serving as directors of the Company.

         Warren I. Hammett. Age 70. Mr. Hammett has been involved in the operation and ownership of family farming operations for more than five years. He has served as a director of American Public Life since 1979, and of the Company since its organization in December, 1995.

         Garry V. Hughes. Age 62. Mr. Hughes has been President and Chairman of the Board of Hughes Construction Co., Inc. for more than five years and has numerous other business interests. Hughes Construction Co. builds apartment complexes and other commercial and residential structures. He was elected to the Board of American Public Life in 1996, and he has served as a director of the Company since its organization in December, 1995. He resigned from the Board of the Company and American Public Life on September 30, 1997 for personal reasons.

         F. Harrell Josey, D.V.M. Age 72. Dr. Josey has been a veterinarian and the director of Josey Animal Medical Center, Inc. for more than five years.
 He has served as a director of American Public Life since 1974 and of the Company since its organization in December, 1995.

         Frank K. Junkin, Jr. Age 46. Mr. Junkin has been Senior Vice President, Marketing of American Public Life for more than five years. He has served as a director of American Public Life since 1987 and of the Company since its organization in December, 1995.

         Chester C. Montgomery. Age 60. Mr. Montgomery was elected director of the Company and American Public Life on June 24, 1997. He resigned from these positions on August 26, 1997 for personal reasons. Mr. Montgomery was President
and CEO of Professional   Insurance   Corporation,   a  life  insurance
company based in Jacksonville, Florida from 1986 until his retirement in October, 1995. He was Executive Vice President of PennCorp Financial
Group, an insurance holding company with its principal offices in New York, New York which acquired ownership of Professional
Insurance  Corporation,  from  January,  1995 until October, 1995.
He is currently retired.

         David A. New, Sr. Age 69. Mr. New has been Chairman and Director of David New Operating Co., Inc., David New Oil Co., Inc. and David New Drilling Co., Inc. for more than five years. These companies are engaged in oil and gas drilling and exploration. He also has been Chairman of the Board of American Public Life for more than five years and of the Company since its organization in December, 1995. He has served as a director of American Public Life since 1979 and of the Company since its organization in December, 1995.

         David A. New, Jr. Age 40. Mr. New has been Director and President of David New Operating Co., Inc., David New Oil Co., Inc. and David New Drilling Co., Inc. for more than five years. These companies are engaged in oil and gas drilling and exploration. David A. New,

Jr. is the son of David A. New, Sr. He has served as a director of American Public Life since 1983 and of the Company since its organization in December, 1995.

         Paul H. Watson, Jr. Age 58. Mr. Watson has been President of Farmers Tractor Company, Inc., a farm equipment dealer, for more than five years. Mr. Watson serves as Director of Trustmark Corp, Jackson, Mississippi. He has served as a director of American Public Life since 1979 and of the Company since its organization in December, 1995.

         Johnny H. Williamson. Age 63. Prior to his retirement in August, 1995, Mr. Williamson was President of American Public Life for more than five
years.   Mr. Williamson then served as a consultant to American Public Life until July, 1996, when he was reappointed President of American Public Life and the Company. Effective September 2, 1997, Mr. Williamson retired from the position of President and Chief Executive Officer of the Company and American Public Life. He has served as a director of American Public Life since 1974, and of the Company since its organization in December, 1995.

Executive Officers

         In addition to Mr. New, Sr., Mr. Williamson and Mr. Junkin, who are discussed above under the subheading "Directors," the following persons serve as executive officers of the Company. Except as otherwise indicated, each officer has been employed by American Public Life for at least five (5) years.

         Dianne D. Aycock. Age 36. Ms. Aycock is Vice President-Claims of American Public Life, a position she has held since April 1, 1997. From January 1, 1995 to April 1, 1997, she was Vice President - Administration. From March 1, 1994 to January 1, 1995, she was a Director of Administration. Prior to March 1, 1994, she was Manager of Policy Owner Services.

         E. Ray Hampton. Age 44. Mr. Hampton is Vice President-Data Processing of American Public Life, a position he has held since October 1, 1995. From July 1, 1995 to October 1, 1995, he was a Manager - Data Processing. From March 7, 1994 to July 1, 1995, he worked as a systems analyst with American Public Life and prior to that time, he was director of information services for a hospital.

         Joseph C. Hartley, Jr. Age 55. Mr. Hartley is Senior Vice President, Counsel and Secretary/Treasurer of American Public Life, and Secretary of the
Company. He has been employed in a senior position with American Public Life since December, 1993. Prior to December, 1993, Mr. Hartley was employed as an attorney with David New Oil Company.

         Alison James, Jr. Age 51. Mr. James is a Vice President and Agency Director of American Public Life.

         Richard K. Mills. Age 54. Mr. Mills is Vice President-Manpower Development of American Public Life, a position he has held since January, 1997. He was employed by American Public Life in January, 1994, and prior to that time was self-employed in the insurance business.

         Sharon D. Starnes. Age 33. Ms. Starnes is Vice President-Customer Service of American Public Life, a position she has held since February 1, 1997. From August 15, 1996 to February 1, 1997, she was a Senior Manager - Accounting. Prior to that time she was a Manager - Accounting.

         Jerry C. Stovall. Age 60. Mr. Stovall was elected President and Chief Executive Officer of the Company and American Public Life effectife September 2, 1997. Mr. Stovall was Executive Vice President of American Public Life from October, 1996 through August 1997. Until May, 1995, when he retired, Mr. Stovall was President of Lamar Life Insurance Company.

         William F. Weems. Age 40. Mr. Weems is a Vice President - Financial of American Public Life and Treasurer of the Company. Mr. Weems has been employed by American Public Life in a senior position since November, 1993. Prior to November, 1993, he was employed as an accountant with The Andrew Jackson Life Insurance Company.

Item 6.           Executive Compensation.

         The following table sets forth the total compensation paid by the Company or American Public Life for the last fiscal year to each person who served as CEO of the Company or American Public Life. No executive officer had total compensation in excess of $100,000 in 1996.


                                             SUMMARY COMPENSATION TABLE
------------------------------------------------------------------------------
                                                  Annual Base Compensation

 Name and Principal Position          Year
                                                         Salary ($)

Johnny H. Williamson                         1996        92,690(1)
President & Chief Executive
Officer of American Public Life
(February,  1981 to August,  1995;
  July,  1996 to  December,  1996)
  Consultant(September, 1995 to
  July, 1996)

Ralph B. Plummer                             1996         73,614
President & Chief Executive
Officer of American Public Life
(September, 1995 to July, 1996)

(1) Includes consulting fees paid prior to reappointment as President and CEO.

Except as set forth in the table above, no compensation was paid to Mr. Williamson or Mr. Plummer in 1996.

Director Compensation

         In 1996 directors received $1,500 for each monthly meeting attended. In 1997 directors will receive $750 for each monthly meeting attended.

Item 7.           Certain Relationships and Related Transactions.

         On August 30, 1995, American Public Life entered into several agreements with Johnny H. Williamson in connection with his resignation from the position of President of the Company. Pursuant to a Severance Agreement between Mr. Williamson and American Public Life, Mr. Williamson resigned from the position of President effective August 31, 1995 and American Public Life paid him a $43,620 severance payment. Mr. Williamson also entered into a Consulting Agreement with American Public Life pursuant to which he was to provide consulting services to American Public Life until he reached age 65. As compensation under the Consulting Agreement, Mr. Williamson was to be paid $100 per hour with a minimum payment of $1,000 per month. This consulting arrangement was suspended when Mr. Williamson was reappointed to serve as President and CEO in July, 1996. American Public Life also entered into a Stock Purchase Agreement with Mr. Williamson in August, 1995, pursuant to which American Public Life purchased 858 shares of American Public Life Common Stock from Mr. Williamson for an aggregate purchase price of $287,430. The Company has agreed to purchase an additional 572 shares of Company Common Stock at a purchase price of $335 per share, when he ceases to be a director of the Company. Mr. Williamson entered into an agreement with Company stockholders holding a controlling interest in the Company providing that such stockholders will vote for his election to the Board of Directors until he reaches age 65.

         In November, 1996 American Public Life purchased 2,361 shares of American Public Life Common Stock from Paul Watson, a director of the Company and American Public Life, for $790,935 or $335 per share.

Item 8.          Legal Proceedings.

         American Public Life is involved in litigation arising in the normal course of business. Management of the Company, based on the advice of counsel, is of the opinion that American Public Life's ultimate liability, if any, which may result from the litigation, will not have a material adverse effect on the financial condition of the Company and American Public Life.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

Market Information

         There is no established public trading market for the Company's shares. Management of the Company is not aware of any trades occurring since the Plan of Exchange became effective. Prior to consummation of the Plan of Exchange, American Public Life's Common Stock was traded on a limited and sporadic basis in the over-the-counter market. The following table sets forth the range of high and low bid prices of American Public Life's Common Stock for 1995 and 1996 and is based on information provided by the National Quotation Bureau. The prices reported by the National Quotation Bureau reflect inter-dealer prices and do not include retail mark-ups, mark-downs or commissions and may not have represented actual transactions.


                             Bid Prices
                    Low                  High
1995

First Quarter        98.00             106.00
Second Quarter      103.00             113.00
Third Quarter       123.50             123.50
Fourth Quarter      137.00             144.00

1996

First Quarter        143.00            150.50
Second Quarter       151.00            160.00
Third Quarter        161.50            161.50
Fourth Quarter       162.25            162.25

         Prior to the consummation of the Plan of Exchange, American Public Life purchased and sold shares of American Public Life Common Stock for a purchase price of $335 per share. See "Item 7. Certain Relationships and Related Transactions." and "Item 10. Recent Sales of Unregistered Securities."

Holders

         As of March 31, 1997, there were 1,576 holders of record of Common Stock of the Company.

Dividends

         In 1996 and 1995, prior to its acquisition by the Company, American Public Life paid annual cash dividends to its stockholders of $4.70 per share. In March, 1997, the Board of Directors of the Company declared an annual cash dividend for 1997 of $4.70 per share which will be paid in May, 1997.

         The Company's ability to pay dividends is limited by the amount of dividends it receives from American Public Life. Payment of dividends by American Public Life is restricted by law to available net surplus computed on a statutory basis, which, as of December 31, 1996, was $6,941,370. In addition, without the prior approval of the Mississippi Commissioner of Insurance, the size of any dividend by American Public Life during any one year is limited to the lesser of (i) 10% of surplus; or (ii) net gain from operations for the past three years, less dividends paid in the past two years. Under this test, American Public Life has $694,137 available for the payment of dividends to the Company in 1997.

Item 10.         Recent Sales of Unregistered Securities.

         The Company issued one share of Common Stock to American Public Life on December 21, 1996, pursuant to the private offering exemption under Section 4(2) of the Securities Act of 1933. This share was canceled upon consummation of the Plan of Exchange.

         The issuance of Company Common Stock pursuant to the Plan of Exchange was exempt from registration under Section 3(a)(10) of the Securities Act of 1933. The Mississippi Commissioner of Insurance approved the fairness of the terms and conditions of the proposed issuance of stock under the Plan of Exchange after a public hearing required by Mississippi statute. Notice of the public hearing was given to all stockholders of the Company at least ten days prior to the hearing.

         In November, 1996 American Public Life sold 1,500 shares of Common Stock to six purchasers at a purchase price of $335 per share pursuant to the private placement exemption provided by Section 4(2) of the Securities Act of 1933. The purchasers were persons who have personal or business relationships with Mr. David A. New, Sr., the Company's principal shareholder. The proceeds from these sales were $502,500. The $335 per share purchase price was based on the price the Company had paid in purchasing stock from Mr. Williamson as described under Item 7.

         On September 1, 1995 American Public Life sold 1,000 shares of Company Common Stock to Garry V. Hughes, who is currently a director of the Company, pursuant to the private placement exemption provided by Section 4(2) of the Securities Act of 1933. The proceeds of this sale were $335,000.

Item 11.         Description of Registrant's Securities to be Registered.

         The Company's authorized capital stock consists of 50,000,000 shares of Common Stock, no par value ("Company Common Stock"), and 25,000,000 shares of Preferred Stock, par value of $1.00 per share ("Company Preferred Stock"). Presently, 52,844 shares of Company Common Stock are issued and outstanding and no shares of Company Preferred Stock are issued and outstanding. Although the Company is authorized to issue Company Preferred Stock, the Board of Directors does not presently have plans to issue any shares of Preferred Stock. It is not possible to state the actual effect of any issuance of Preferred Stock upon the rights of holders of Company Common Stock since the issuance price and rights of any future holders of Preferred

Stock are not yet determined, but such effects might include (i) restrictions on Company Common Stock dividends if preferred cumulative stock dividends have not been paid; (ii) dilution of voting power and equity interest of holders of Company Common Stock; (iii) preferences of holders of Company Preferred Stock upon liquidation; or (iv) required approval of holders of Company Preferred Stock on matters such as mergers or amendments to the Articles of Incorporation.

         Holders of Company Common Stock do not have preemptive rights and Company Common Stock does not have any redemption provisions applicable thereto. Company Common Stock is fully paid and nonassessable.

         In the event of liquidation, holders of Company Common Stock will be entitled to receive pro rata any assets distributable to stockholders with respect to the shares held by them, after payment of indebtedness and such preferential amounts as may be required to be paid to the holders of any Preferred Stock issued hereafter by the Company.

         Holders of Company Common Stock have one vote per share on any matter presented for a vote of stockholders. Under the Company Articles of Incorporation, holders of Company Common Stock do not have cumulative voting rights.

         The Company may pay dividends unless after giving effect to the payment
(i) the Company would not be able to pay its debts as they come due in the ordinary course of business; or (ii) the Company's total liabilities would exceed its total assets. For the foreseeable future, however, the Company's ability to pay dividends will be limited by the amount of dividends its receives from American Public Life. Thus, the more restrictive provisions applicable to American Public Life will indirectly limit the Company's ability to pay dividends. Payment of dividends by American Public Life is restricted by law to available net surplus computed on a statutory basis. In addition, without the prior approval of the Mississippi Commissioner of Insurance, the size of any dividend during any one year is limited to the lesser of: (i) 10% of surplus; or
(ii) net gain from operations for the past three years, less dividends paid in the past two years.

Item 12.         Indemnification of Directors and Officers.

         The Company is incorporated under the laws of Mississippi. Subarticle E of Article 8 of the Mississippi Business Corporation Act prescribes the conditions under which indemnification may be obtained by a present or former director or officer of the Company who incurs expenses or liabilities as a consequence of matters arising out of his activities as a director or officer. The Company Articles of Incorporation provide that the board of directors of the Company shall have power to make any indemnity, including advance of expenses, to, and to enter into contracts of indemnity with, any director, officer, or employee, except an indemnity against his gross negligence or willful misconduct. The Company bylaws provide for mandatory indemnification of an officer or director if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         The Company Articles of Incorporation provide that a director of the Company will not be liable to the Company or to its stockholders for monetary damages for any action taken, or any failure to take action, as a director, except liability for: (i) the amount of a financial benefit received by a director to which he is not entitled; (ii) an intentional infliction of harm on the Company or the stockholders; (iii) approving an unlawful distribution by the Company as provided under the Mississippi Business Corporation Act; or (iv) an intentional violation of criminal law. The Company Articles of Incorporation also provide that if the Mississippi Business Corporation Act is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Mississippi Business Corporation Act, as so amended.

Item 13.         Financial Statements and Supplementary Data.

         For information concerning the financial statements filed as part of this Registration Statement, see "Item 15. Financial Statements and Exhibits."

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

                Not applicable.

Item 15.         Financial Statements and Exhibits.

(a)      Financial Statements

American Public Holdings, Inc. and Consolidated Subsidiaries
                 Consolidated Balance Sheets - March 31, 1997 (unaudited) and December 31, 1996 Consolidated Statements of Operations - Three Months Ended March 31, 1997 and March 31, 1996 (unaudited) Consolidated Statements of Changes in Stockholders' Equity--Three months Ended March 31, 1997 (unaudited) and Year Ended December 31, 1996 Consolidated Statements of Cash Flows-Three Months Ended March 31, 1997 and March 31, 1996
                 (unaudited) Notes to Consolidated Financial Statements-Three Months Ended March 31, 1997 and March 31, 1996 (unaudited)

         American Public Holdings, Inc. and Consolidated Subsidiaries
                 Independent Auditors' Report
                 Consolidated Balance Sheets - December 31, 1996 and 1995 Consolidated Statements of Operations - Years Ended December

                 31, 1996, 1995 and 1994 Consolidated Statements of Changes in Stockholders' Equity--Years Ended December 31, 1996, 1995, and 1994 Consolidated Statements of Cash Flows--Years Ended December 31, 1996, 1995, and 1994 Notes to Consolidated Financial Statements--Years Ended December 31, 1996, 1995, and 1994

         Financial Statement Schedules

                 II - Consolidated Financial Information of Registrant V - Valuation and Qualifying Accounts

         All other schedules are omitted because they are not applicable or the required information is shown in the Financial Statements or Notes thereto.


(b)      Exhibits Required by Item 601 of Regulation S-K

                 *2     Agreement and Plan of Exchange

                 *3(a)  Articles of Incorporation of  American Public Holdings,
                        Inc.

                 *3(b)  Bylaws of American Public Holdings, Inc.

                 *10 Consulting Agreement between American Public Life Insurance Company and Johnny Williamson.

                 *21    Subsidiaries of Registrant

                 *27    Revised Financial Data Schedule

* Previously filed.

                                                    SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No. 3 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                             American Public Holdings, Inc.
                             (Registrant)




Date: November 7, 1997        By: /s/ Jerry C. Stovall
                                 -------------------------------------
                                      Jerry C. Stovall, President

AMERICAN PUBLIC HOLDINGS, INC.


Unaudited Quarterly Financial Statements for
March 31, 1997 and March 31, 1996


American Public Holdings, Inc.
Consolidated Balance Sheets
As of March 31, 1997 and December 31,1996
                                                                     March 31,                 December 31,
                                                                       1997                        1996
                                                                    ----------                  ----------
   ASSETS
   Investments:
     Securities:
       Available for sale                                            $33,087,296                  $32,720,388
     Mortgage loans                                                    1,052,707                    1,075,268
     Investment real estate, net                                         768,081                      781,542
     Policy loans                                                      1,567,017                    1,600,398
                                                                  --------------               --------------
                    Total investments                                $36,475,101                  $36,177,596

   OTHER ASSETS:
     Cash and cash equivalents                                           (28,267)                     602,470
     Accrued investment income                                           378,189                      424,805
     Accounts and notes receivable net of allowance
      for uncollectible accounts of $43,000 (1997)
      and $46,000 (1996)                                                 430,575                      512,906
     Deferred policy acquisition costs                                10,947,018                   11,317,490
     Property and equipment - net                                      2,226,406                    2,205,019
     Real Estate acquired in satisfaction of debt                        552,541                      583,393
     Deferred income tax asset                                           554,447                      357,272
     Other                                                                 3,406                        3,659
                                                                 ---------------             ----------------

   TOTAL ASSETS                                                      $51,539,416                  $52,184,610
                                                                 ---------------              ---------------

   LIABILITIES AND STOCKHOLDER'S EQUITY

   LIABILITIES:
     Future policy benefits                                          $33,004,214                  $32,918,172
     Unpaid claims                                                       972,652                      856,085
     Unearned premiums                                                   903,815                      879,437
     Policyholders' dividend accumulations                               400,688                      396,952
     Accounts payable and other liabilities                              805,012                      997,376
                                                                  --------------              ---------------

                 Total liabilities                                   $36,086,381                  $36,048,022
                                                                     ===========                   ==========






   COMMITMENTS AND CONTINGENCIES

   STOCKHOLDERS'S EQUITY
     Preferred stock, $1 par value, authorized
      25,000,000 shares
     Common stock, $1 stated value, authorized
       50,000,000 shares, issued 52,844 shares                            52,844                       57,250
     Additional paid-in capital                                        2,589,356                    2,232,750
     Unrealized gain (loss) on available for sale
      securities, net of deferred tax benefit of
      $103,500 for 1997 and ($62,852) for 1996                         (414,171)                      251,408
     Retained earnings                                                13,225,006                   14,609,589
                                                                  --------------              ---------------
                                                                      15,453,035                   17,150,997

     Less cost of treasury stock - 4,406 shares (1996)                         0                  (1,014,409)
                                                                  --------------              ---------------

               Total stockholders' equity                             15,453,035                   16,136,588
                                                                  --------------              ---------------

   TOTAL LIABILITIES AND STOCKHOLDERS'
   EQUITY                                                            $51,539,416                  $52,184,610
                                                                   =============                  ===========


See notes to consolidated financial statements.




   American Public Holdings, Inc.
   Consolidated Statements of Operations
   For Three Months Ended March 31, 1997 and 1996

                                                                       March 31,                    March 31,
                                                                            1997                         1996
                                                                     -----------                 ------------
   REVENUE:
           Premiums                                                  $ 6,750,791                  $ 6,461,717
           Net investment income                                         634,702                      576,214
           Realized investment gains (losses)                           (12,521)                          976
           Other Income                                                   17,437                        5,469
                                                                   -------------                -------------
                                                                       7,390,409                    7,044,376

   BENEFITS AND EXPENSES:
           Benefits and claims                                         4,797,367                    4,239,253
           Commissions expense                                           564,289                      596,915
           Salaries and benefits                                         634,901                      604,223
           Amortization of deferred policy acquisition
              costs                                                      884,841                      897,263
           Insurance taxes, licenses and fees                            310,273                      267,139
           Other operating expenses                                      204,363                      291,279
                                                                  --------------                -------------
                                                                       7,396,034                    6,896,072
                                                                  --------------                -------------

   INCOME (LOSS) BEFORE INCOME TAX
      PROVISION                                                          (5,625)                      148,304

   INCOME TAX PROVISION                                                   12,292                       51,570
                                                                    ------------                 ------------

   NET INCOME (LOSS)                                                  $ (17,917)                     $ 96,734
                                                                           =====                        =====

   NET INCOME (LOSS) PER SHARE                                       $    (0.34)                    $    1.83
                                                                           =====                        =====


See notes to consolidated financial statements.


American Public Holdings, Inc.
Consolidated Statements of Changes in Stockholders' Equity
For Periods Indicated

                                                                             Unrealized
                                                             Additional      Gain on                                      Total
                                    Common Stock              Paid-in        Available for     Retained     Treasury   Stockholders'
                                       Shares      Amount     Capital        Sale Securities   Earnings     Stock        Equity
                                       ---------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1995               57,250    $ 57,250  $ 2,232,750            $ 0     $ 14,705,318 $ (398,009)   $ 16,597,309

Change in net unrealized gain(loss)                                             251,408                                     251,408

Treasury Stock acquired                                                                                   (1,068,650)   (1,068,650)

Treasury Stock reissued                                                                                       452,250       452,250

Net Income                                                                                       156,884                    156,884

Dividend paid to Stockholders                                                                  (252,613)                  (252,613)
                                       --------   ---------- -----------  -------------    -------------  -----------  ------------
BALANCE, DECEMBER 31, 1996               57,250      57,250    2,232,750        251,408       14,609,589  (1,014,409)    16,136,588

Change in net unrealized gain(loss)                                           (665,579)                                   (665,579)

Treasury Stock liquidated               (4,406)     (4,406)  (1,010,003)                                    1,014,409             0

Adjust exchange price                                          1,366,609                     (1,366,609)                          0

Net loss                                                                                        (17,917)                   (17,917)

Dividend paid to Stockholders                                                                       (57)                       (57)
                                    -----------   ---------- -----------  -------------    -------------  -----------  ------------
BALANCE, MARCH 31, 1997                  52,844    $ 52,844  $ 2,589,356    $ (414,171)    $ 13,225,006          $ 0   $ 15,453,035
                                         ======    ========  ==========     ===========    ============        =====   ============

See notes to consolidated financial statements.



American Public Holdings, Inc.
Consolidated Statements of Cash Flows
For The Three Months Ended March 31, 1997 and March 31, 1996

                                                                              March 31,                 March 31,
                                                                                1997                      1996
                                                                             ----------                -----------

OPERATING ACTIVITIES:
     Net income (loss)                                                       $ (17,917)                   $ 96,734
     Adjustments to reconcile net income (loss) to
         net cash provided by operating activities:
           Realized loss (gain) of sale of assets                                12,521                      (976)
           Depreciation                                                          89,892                     81,777
           Amortization of deferred policy acquisition costs                    884,841                    897,263
           Deferred income tax expense (benefit)                               (30,780)                    (5,143)
           Decrease (increase) in receivables                                   128,947                     10,681
           Decrease (increase) in other assets                                      253                        581
           Policy acquisition costs deferred                                  (514,369)                  (547,698)
           Increase in liability for future policy benefits                      86,042                    315,177
           Increase in unpaid claims, accounts pay
             and other liabilities                                             (75,797)                    542,195
           Increase (decrease) in unearned premiums and
             policyholders' dividend accumulations                               28,114                      (784)
                                                                            -----------                -----------

                     Net cash provided by operating activities                  591,747                  1,389,807

INVESTING ACTIVITIES:
     Proceeds from sale of real estate                                           18,331                      8,118
     Purchase of fixed maturity and short-term investments                  (4,830,000)                (5,638,770)
     Mortgage and policy loan repayments                                         55,942                     55,405
     Proceeds from maturities and calls of fixed-maturity
       and short-term investments                                             3,631,118                  4,710,666
     Property and equipment purchased                                          (97,818)                   (82,946)
                                                                            -----------                -----------
                     Net cash used in investing activities                  (1,222,427)                  (947,527)


FINANCING ACTIVITIES:
     Dividends paid to shareholders                                                (57)                  (250,235)
     Payments to acquire treasury stock                                               0                  (273,025)
                                                                            -----------                -----------
                    Net cash used in financing activities                          (57)                  (523,260)






                                                                            -----------                -----------

NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS                                                         (630,737)                   (80,980)

CASH AND CASH EQUIVALENTS
     AT BEGINNING OF PERIOD                                                     602,470                    301,102

CASH AND CASH EQUIVALENTS
     AT END OF PERIOD                                                        $ (28,267)                  $ 220,122
                                                                                  =====                      =====

SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes paid (refunded)                                                 $        0                  $       0
                                                                                  =====                      =====


See notes to consolidated financial statements.

AMERICAN PUBLIC HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS THREE
MONTHS ENDED MARCH 31, 1997 AND 1996 (Unaudited)

1.       BASIS OF PRESENTATION
         The consolidated financial statements include those of American Public Holdings, Inc., and its wholly-owned subsidiary, American Public Life Insurance Company, and APL's wholly-owned subsidiary, DentaCare Marketing and Administration, Inc. All significant intercompany balances and transactions have been eliminated.

         These interim financial statements have been prepared on the basis of accounting principles used in the annual financial statements ended December 31, 1996, and must be read in conjunction with the 1996 statements. ln the opinion of management, the accompanying interim unaudited consolidated financial statements contain all adjustments necessary for a fair statement of consolidated financial position and results of operations of the Company for the interim periods.

2.       STOCKHOLDERS' EQUITY
         The Company elected to liquidate its treasury stock in 1997, as shown in the Consolidated Statements of Changes in Stockholders' Equity. Additionally, paid-in capital has been adjusted to reflect an increase in contributed capital from $40 per share to $50 per share.

3.       EARNINGS (LOSS) PER COMMON SHARE
         Earnings (loss) per common share is based on net income (loss) and the weighted average number of shares outstanding during each interim period. The number of shares used in computing the earnings per share was 52,844 for the quarter ended March 31, 1997 and 52,844 for the quarter ended March 31, 1996.

4.       COMMITMENTS AND CONTINGENCIES
         The Company is required to participate in certain guaranty funds and involuntary pools of insurance and is therefore exposed to undeterminable future assessments resulting from the insolvency of other insurers.

         The Company is involved in litigation incurred in the normal course of business. Management of the Company, based upon the advise of legal counsel, is of the opinion that the Company's ultimate liability, if any, which may result from the litigation will not have a material adverse effect on the consolidated financial condition or results of operations of the Company.

AMERICAN PUBLIC
HOLDINGS, INC.

Consolidated Balance Sheets as of December 31, 1996 and 1995, and Related Consolidated Statements of Operations, Changes in Stockholders' Equity and Cash Flows for Each of the Three Years in the Period Ended December 31, 1996, and Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of  American Public Holdings, Inc.:

We have audited the consolidated balance sheets of American Public Holdings, Inc. and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. Our audits also included the financial statement schedules listed in the Index at
Item 15 (a). These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of American Public Holdings, Inc. and subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ DELOITTE & TOUCHE LLP
Jackson, Mississippi
March 5, 1997

AMERICAN PUBLIC HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1996 AND 1995
-----------------------------------------------------------------------------

                                                       1996             1995
ASSETS

Investments:
  Securities:
   Available for sale, at fair value
    (amortized cost of $32,406,128)             $  32,720,388
    Held to maturity, at amortized
       cost (fair value of $31,913,000)                          $  31,084,657

  Mortgage loans                                    1,075,268        1,257,771

  Investment real estate - net                        781,542          710,326

  Policy loans                                      1,600,398        1,641,192

  Short-term investments                                                15,000

           Total investments                       36,177,596       34,708,946

Cash and cash equivalents                             602,470          301,102

Accrued investment income                             424,805          319,769

Accounts and notes receivable, net of
   allowance for uncollectible accounts of
   $46,000 (1996) and $102,000 (1995)                 512,906          789,759


Deferred policy acquisition costs                  11,317,490       12,397,790
Property and equipment - net                        2,205,019        2,357,866
Real estate acquired in satisfaction of debt          583,393          695,143
Deferred income tax asset                             357,272          145,356
Other                                                   3,659            8,424

TOTAL ASSETS                                     $ 52,184,610     $ 51,724,155
                                                 ============     ============

See notes to consolidated financial statements.



LIABILITIES AND STOCKHOLDERS'
EQUITY                                             1996                  1995

LIABILITIES:
  Future policy benefits                    $32,918,172         $  32,034,811
  Unpaid claims                                 856,085               906,837
  Unearned premiums                             879,437               796,915
  Policyholders' dividend accumulations         396,952               383,569
  Accounts payable and other liabilities        997,376             1,004,714
                                         --------------        --------------
           Total liabilities                 36,048,022            35,126,846

COMMITMENTS AND CONTINGENCIES
     (Notes 5, 8 and 11)
STOCKHOLDERS' EQUITY:
  Preferred stock, $1 par value, authorized
     25,000,000 shares
  Common stock, $1 stated value, authorized
    50,000,000 shares, issued 57,250 shares      57,250              57,250
  Additional paid-in capital                  2,232,750           2,232,750
  Unrealized gain on available for sale
securities,net of deferred taxes of $63,000     251,408
  Retained earnings                          14,609,589          14,705,318
                                           ------------        ------------
                                             17,150,997          16,995,318
 Less cost of treasury stock - 4,407 (1996)
    and 2,566 (1995) shares                 (1,014,409)           (398,009)
                                           ------------        ------------

           Total stockholders' equity        16,136,588          16,597,309
                                           ------------        ------------

TOTAL LIABILITIES AND
   STOCKHOLDERS' EQUITY                    $ 52,184,610        $ 51,724,155
                                           ============        ============




AMERICAN PUBLIC HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
--------------------------------------------------------------------------------------------------------------------


                                                                 1996                   1995               1994

REVENUE:
  Premiums                                                  $  26,069,848        $  25,385,971        $  24,172,890
  Net investment income                                         2,387,010            2,300,624            2,214,311
  Realized investment losses                                     (80,291)             (82,117)              (5,235)
  Other income                                                     26,067               28,129               38,594
                                                           --------------      ---------------        -------------
                                                               28,402,634           27,632,607           26,420,560

BENEFITS AND EXPENSES:
  Benefits, claims, losses and settlement                      17,650,892           18,025,211           16,957,140
      expenses
  Commission expense                                            2,346,428            2,301,863            2,405,062
  Salaries and benefits                                         2,584,925            2,265,737            2,125,891
  Amortization of deferred policy                               3,129,605            3,627,023            2,430,081
      acquisition costs
  Insurance taxes, licenses and fees                            1,019,295              856,424              865,838
  Other operating expenses                                      1,497,277            1,481,018            1,186,693
                                                            -------------         ------------        -------------
                                                               28,228,422           28,557,276           25,970,705
                                                            -------------        -------------        -------------
INCOME (LOSS) BEFORE INCOME
  TAX PROVISION (BENEFIT)                                         174,212            (924,669)              449,855

INCOME TAX  PROVISION (BENEFIT)                                    17,328            (337,013)            (105,545)
                                                            -------------        -------------       --------------
NET INCOME (LOSS)                                            $    156,884        $   (587,656)          $   555,400
                                                                 ========             ========             ========

NET INCOME (LOSS) PER SHARE                                   $      2.92         $    (10.67)           $    10.03
                                                                 ========             ========             ========
See notes to consolidated financial statements.



AMERICAN PUBLIC HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
--------------------------------------------------------------------------------------------------------------------
                                                                                                 Unrealized
                                                                                                   Gain on
                                                                                                  Available
                                                   Common Stock             Additional              for
                                            ------------------------------    Paid-in                Sale            Retained
                                             Shares             Amount        Capital             Securities         Earnings

BALANCE, JANUARY 1, 1994                       57,250        $ 57,250       $2,232,750                               $15,289,776

  Treasury stock reissued
  Dividends paid to stockholders
    ($5.59 per share)                                                                                                  (299,853)
  Net income                                                                                                             555,400
                                          -----------    ------------   --------------       ------------------      -------------




BALANCE, DECEMBER 31, 1994                     57,250          57,250        2,232,750                                15,545,323
  Treasury stock acquired
  Treasury stock reissued
  Dividends paid to stockholders
    ($4.70 per share)                                                                                                  (252,349)
  Net loss                                                                                                             (587,656)
BALANCE, DECEMBER 31, 1995                     57,250          57,250        2,232,750                                14,705,318
  Change in net unrealized gain                                                                   $251,408
  Treasury stock acquired
  Treasury stock reissued
  Dividends paid to stockholders
       (4.70 per share)                                                                                                (252,613)
  Net income                                                                                                             156,884

BALANCE, DECEMBER 31, 1996                     57,250         $57,250       $2,232,750            $251,408           $14,609,589
                                             ========         =======         ========           =========           ============

See notes to consolidated financial statements.




                                                                                                        Total
                                                        Treasury                                     Stockholders'
                                                           Stock                                       Equity

BALANCE, JANUARY 1, 1994                                $     (172,314)                               $  17,407,462
  Treasury stock reissued                                           100                                         100
  Dividends paid to stockholders                                                                          (299,853)
   ($5.59 per share)
  Net income                                                                                                555,400
                                                    -------------------                        --------------------
BALANCE, DECEMBER 31, 1994                                    (172,214)                                  17,663,109
  Treasury stock acquired                                     (560,795)                                   (560,795)
  Treasury stock reissued                                       335,000                                     335,000
  Dividends paid to stockholders                                                                          (252,349)
   ($4.70 per share)
  Net loss                                                                                                (587,656)
                                                     ------------------                         -------------------
BALANCE, DECEMBER 31, 1995                                    (398,009)                                  16,597,309
  Change in net unrealized gain                                                                             251,408
  Treasury stock acquired                                   (1,068,650)                                 (1,068,650)
  Treasury stock reissued                                       452,250                                     452,250
  Dividends paid to stockholders                                                                          (252,613)
   ($4.70 per share)
  Net income                                                                                                156,884
                                                   --------------------                        --------------------
BALANCE, DECEMBER 31, 1996                               $  (1,014,409)                                $ 16,136,588
                                                           ============                                 ===========




AMERICAN PUBLIC HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
---------------------------------------------------------------------------------------------------------------------------------

                                                             1996          1995                1994
OPERATING ACTIVITIES:
  Net income (loss)                                        $156,884     $(587,656)          $555,400
  Adjustments to reconcile net income (loss) to
    net cash provided by operating activities:
      Realized investment losses                             80,291         82,117             5,235
      Amortization of deferred policy acquisition         3,129,605      3,627,023         2,430,081
      Depreciation and other amortization                   410,970        319,082           286,296
      Deferred income tax benefit                         (274,768)      (492,970)         (375,306)
      Decrease (increase) in receivables                    171,817       (80,162)            71,000
      Decrease in other assets                                4,765         41,485           419,414
      Policy acquisition costs deferred                 (2,049,305)    (2,872,745)       (2,772,789)
      Increase in liability for future policy benefits      883,361      1,880,558       (1,305,194)
      Increase (decrease) in unpaid claims, accounts       (58,090)         15,154           160,988
           payable and other liabilities
      Increase (decrease) in unearned premiums and
         policyholders' dividend accumulations               95,905       (39,615)            31,703
                                                     --------------     -------------     -----------

           Net cash provided by operating activities       2,551,435     1,892,271         2,117,216

INVESTING ACTIVITIES:
  Proceeds from sale of real estate                           59,326       160,948            88,520
  Purchase of securities and short-term
     investments                                        (22,339,700)  (19,910,815)      (15,301,653)
  Mortgage and policy loan repayments                        223,297       280,834           255,642
  Proceeds from sales of securities                        1,128,156
  Proceeds from maturities and calls of
    securities and short-term  investments                19,890,844    17,919,027        14,934,367
  Property and equipment purchased                         (567,977)     (394,387)       (1,713,452)
  Refund of deposit                                          225,000
  Improvements to real estate acquired in
    satisfaction of debt                                                  (81,402)          (34,875)
                                                     ---------------    --------------   -------------

           Net cash used in investing activities         (1,381,054)   (2,025,895)       (1,771,451)




AMERICAN PUBLIC HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
------------------------------------------------------------------------------------------------------------------------

                                                         1996                1995             1994

FINANCING ACTIVITIES:
  Dividends paid to shareholders                  $     (252,613)  $      (252,349)   $    (299,853)
  Proceeds from treasury stock reissued                   452,250           335,000              100

  Payments to acquire treasury stock                  (1,068,650)         (560,795)
                                                -----------------  ----------------  ---------------

           Net cash used in financing activities         869,013)         (478,144)        (299,753)
                                                -----------------  ----------------  ---------------

NET INCREASE (DECREASE) IN CASH                           301,368         (611,768)           46,012
  AND CASH EQUIVALENTS

CASH AND CASH EQUIVALENTS
  AT BEGINNING OF YEAR                                    301,102           912,870          866,858
                                               ------------------   ---------------  ---------------

CASH AND CASH EQUIVALENTS
  AT END OF YEAR                                  $       602,470   $       301,102  $       912,870
                                                       ===========        ==========        =========


SUPPLEMENTAL DISCLOSURE OF NON-CASH
FINANCING AND INVESTING
ACTIVITY-
  Unrealized gain on available for sale
    securities                                    $       251,000
                                                      ===========

SUPPLEMENTAL CASH FLOW
INFORMATION-
  Income taxes paid (refunded)                    $       270,000   $       113,000  $      (113,000)
                                                      ===========        ==========        ==========

See notes to consolidated financial statements.                          (Concluded)


AMERICAN PUBLIC HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

1.    ACCOUNTING POLICIES

         a.   Nature of Operations  and Basis of Presentation  -   American
              Public Holdings, Inc. (the Company) is a Mississippi corporation organized on December 21, 1995 by American Public Life Insurance Company (APL). The Company was formed to serve as a holding company for APL, and, in effect, is a successor to APL. APL is a stock life insurance company that insures against risk of loss under various types of coverages, with the majority of revenue being derived from cancer policy premiums. The Company is licensed to operate in twenty-one states but operates primarily in Mississippi (where it is domiciled), Louisiana and Texas.

              In 1996, the Mississippi Commissioner of Insurance and APL stockholders approved an Agreement and Plan of Exchange (the "Plan of Exchange") pursuant to which APL became a wholly-owned subsidiary of the Company, and each share of outstanding common stock of APL was converted into one share of common stock of the Company. The exchange was accounted for like a "pooling of interests" and historical costs are continued. All prior years have been restated as though the exchange had occurred at the beginning of the earliest year presented.

              The consolidated financial statements include those of the Company and its wholly-owned subsidiary, APL, and APL's wholly-owned subsidiary, DentaCare Marketing and Administration, Inc. All significant intercompany balances and transactions have been eliminated.

              The accompanying financial statements have been prepared in conformity with generally accepted accounting principles which vary in some respects from accounting practices prescribed or permitted by the Insurance Department of the State of Mississippi. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed (see Note 9).

         b. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

              Actual results could differ from those estimates.

         c. Investment Securities - The Company's investment security portfolio is comprised of fixed maturity securities and is classified as available for sale. The portfolio is therefore carried at fair market value with net unrealized holding gains carried as a separate component of shareholders' equity. The portfolio classification was changed in 1996 from held to maturity (carried at amortized cost) to available for sale to reflect the change in management intent and to provide greater flexibility for liquidating securities within the portfolio. The Company engaged an investment advisor in 1996 and changed investment strategies, reducing the long-term nature of the portfolio. The specific identification method is used to compute gains or losses on the sale of these assets. Interest earned on these assets is included in interest income. Securities that reflect a market decline below cost or amortized cost that is deemed other than temporary are written down to net realizable value by a charge to earnings. Investment premiums and discounts are amortized by a method which approximates the interest method.

         d.   Mortgage Loans and Real Estate Acquired in Satisfaction of Debt
              - The Company makes investments in mortgage loans collateralized by real estate. The return on and ultimate recovery of these loans is generally dependent on the successful operation, sale or refinancing of the real estate. The Company monitors the effects of current and expected market conditions and other factors on the collectibility of real estate loans. When, in management's judgment, the present value of expected future cash flows from a loan is less than the recorded investment in the loan, an impairment is recognized by creating a valuation allowance with a corresponding charge to expense. Such estimates of impairment necessarily include assumptions, including estimates of the following: lease, absorption and sales rates; real estate values and rates of return; operating expenses; inflation; and sufficiency of collateral independent of the real estate including, in limited instances, personal guarantees.

              Real estate acquired in satisfaction of debt is recorded at the lower of loan balance, including accrued interest, if any, or fair value at acquisition. Additional valuation adjustments are made when the carrying value exceeds fair market value.

         e. Cash and Cash Equivalents - For purposes of the consolidated statements of cash flows, the Company considers checking accounts and cash on hand to be cash and cash equivalents. Certain short-term investments are included in the investments category in order to conform to insurance company statutory reporting requirements.

         f. Property and Equipment - Property and equipment is stated at cost and depreciated and amortized by the straight-line method over the estimated useful lives of the assets, which for building and improvements is thirty-nine years and for furniture and equipment ranges from five to ten years.

         g. Deferred Policy Acquisition Costs - Commissions and other costs that vary with and are primarily related to the production of new and renewed insurance business are deferred and amortized over the anticipated premium paying period of the related policies on a pro-rata basis.

         h. Policy Reserves - The unearned premium reserve recognizes premiums as earned pro rata over the policy term. The aggregate reserve for future policy benefits has been actuarially determined using the following assumptions:


                                            Life        Accident and Health

   Mortality for policies issued  100% of 1965-70        100% of 1965-70
     prior to 1982                S&U male mortality     Ultimate male
                                  table                  mortality table

   Mortality for policies issued  100% of 1975-80        100% of 1975-80
     after 1982                   S&U male mortality     Ultimate male
                                  table                  mortality table

   Interest rates                 5-7%                   5-7%

   Withdrawals (Lapse Rates)      30% first year graded  30% first year graded
                                  to 5% in year 21 and   to 5% in year 21 and
                                  later                  later


         i. Unpaid Claims - Unpaid claims represent the estimated liabilities on claims reported to the Company plus provision for claims incurred but not yet reported. The liabilities for unpaid claims are determined using both evaluations of each claim and statistical analyses and represent the estimated ultimate net cost of all claims incurred through the end of the reporting period.

         j. Income Taxes - Deferred tax liabilities and assets are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The Company files a consolidated income tax return with its wholly-owned subsidiary. Income taxes are allocated based on each company's separate taxable income.

         k. Revenue Recognition - Life insurance premiums are recognized as revenue when due from policyholders. Accident and health and dental insurance premiums are recognized as revenue over the policy period in a pro-rata manner. Policy benefits and expenses are deferred or accrued to result in a matching of costs with the earned premiums over the life of the insurance contracts. This matching is accomplished by accrual of the liability for future policy benefits on insurance in force and the amortization of deferred policy acquisition costs.

         l. Profit Sharing Plan - Employees are eligible to participate in a profit sharing plan covering substantially all employees with more than one year of service. Contributions to the plan are made at the discretion of the Board of Directors. Contributions made to the plan were approximately $ - 0 - in 1996, $31,000 in 1995, and $21,000 in 1994.

         m. Income (Loss) Per Share - The income (loss) per share is based on the weighted average number of common shares outstanding during each year. The weighted average number of shares outstanding was 53,764 in 1996, 55,099 in 1995 and 55,358 in 1994.

2.       INVESTMENTS

              The amortized cost and related approximate fair value of fixed maturity securities were as follows:


                                                     Amortized          Unrealized    Unrealized      Fair
1996                                                   Cost                Gains        Losses        Value

U. S. Treasury and government
  corporations and agencies                        $ 2,801,365       $    47,351   $     38,949  $  2,809,767
States and political subdivisions                    3,322,717           318,517         13,214     3,628,020
Public utility bonds                                   846,744             8,999          5,088       850,655
Industrial and miscellaneous                         3,230,181            16,810         31,051     3,215,940
Mortgage-backed securities                          22,205,121           370,787        359,902    22,216,006
                                                --------------     -------------  ------------- -------------

                                                   $32,406,128        $  762,464    $   448,204   $32,720,388
                                                  ============          ========       ========   ===========


1995

U. S. Treasury bonds                               $  1,450,547        $ 114,453                 $  1,565,000
States and political subdivisions                     1,406,505                   $       6,505     1,400,000
Public utility bonds                                    699,701            8,369             70       708,000
Industrial and miscellaneous                          1,452,056            8,000         18,056     1,442,000
Mortgage-backed securities                           26,075,848          816,535         94,383    26,798,000
                                                 --------------     -------------  ------------- -------------

                                                  $  31,084,657       $  947,357    $   119,014   $31,913,000
                                                     ===========      ==========    ===========    ===========





        Net realized gains (losses) are summarized as follows:

                                                                 1996            1995               1994
Calls, maturities and principal receipts of held
  to maturity securities                                                                        $    5,423

Investment security sales                                   $  (25,392)
Real estate acquired in satisfaction of debt                   (54,899)      $ (82,117)           (10,656)
                                                          -------------   -------------      -------------
                                                            $  (80,291)      $ (82,117)         $  (5,235)
                                                               ========        ========           ========


         Bonds with an approximate carrying value of $2,689,000 in 1996 and $2,418,000 in 1995 and certificates of deposit with a carrying value of $15,000 in 1995 were pledged to the respective states in which the Company transacts business for the security and benefit of policyholders. At December 31, 1996, assets on deposit met minimum statutory requirements.

         The following is an analysis of the amortized cost and fair value of investments in fixed maturities at December 31, 1996 by contractual maturity:


                                     Amortized              Fair
                                       Cost                Value

Due in one year or less          $    500,000          $   512,970
Due in one to five years              399,979              403,400
Due in five to ten years            4,057,443            4,033,064
Due after ten years                 5,243,585            5,554,948
                               --------------        -------------
                                   10,201,007           10,504,382
Mortgage-backed securities         22,205,121           22,216,006
                               --------------        -------------
                                  $32,406,128          $32,720,388
                                  ===========           ==========


           Actual maturities may differ from contractual maturities because of the borrowers' right to call or prepay obligations.



           The components of net investment income were as follows:

                                                            1996               1995                   1994

Fixed maturities                                       $  2,405,619        $  2,271,250        $  1,980,475
Mortgage loans                                              106,630             118,286             128,850
Investment real estate                                       78,770
Policy loans                                                 83,878              87,850              89,765
Short-term investments                                       20,701              63,222             240,163
Real estate acquired in satisfaction of debt                 18,299              18,341              19,255
                                                      -------------       -------------        ------------
           Total investment income                        2,713,897           2,558,949           2,458,508
Investment expenses                                         326,887             258,325             244,197
                                                      -------------       -------------        ------------
Net investment income                                  $  2,387,010         $ 2,300,624         $ 2,214,311
                                                       ======== ===         ===========         ===========


3.         INVESTMENT REAL ESTATE AND PROPERTY AND EQUIPMENT


           Investment real estate and property and equipment were as follows:

                                             Investment Real Estate               Property and Equipment
                                             1996              1995              1996               1995

Land                                     $  170,000         $  170,000       $   322,447         $  322,447
Buildings and improvements                1,057,399            943,710         1,312,752          1,301,799
Furniture and equipment                                                        1,967,848          1,774,337
                                       ------------       ------------     -------------      -------------
                                          1,227,399          1,113,710         3,603,047          3,398,583
Less accumulated depreciation             (445,857)          (403,384)       (1,398,028)        (1,040,717)
                                       ------------       ------------     -------------      -------------

Property and equipment, net              $  781,542         $  710,326       $ 2,205,019        $ 2,357,866
                                         ==========         ==========       ===========        ===========


4.         PARTICIPATING POLICIES

         APL had in force approximately $2,717,000 in 1996 and $2,779,000 in 1995 in face amount of annual dividend participating policies. Dividends on such policies are based on mortality, interest and expense experience, and are payable only upon declaration by the

Board of Directors. All amounts allocable to policyholders have been accrued and none of APL's retained earnings was allocable to participating policies.


5.         REINSURANCE

         The maximum amount of risk that APL retains on any one life is $50,000 ($40,000 before 1995) of life insurance and waiver of premium benefits (all accidental death benefits are reinsured), depending on age and classification of risk.

         The reserves for life and accident and health policies were stated after deduction for reinsurance with other companies. A contingent liability exists with respect to such reinsurance, which could become a liability of APL in the event that such reinsurance companies are unable to meet their obligation under the existing reinsurance agreements. The reinsured portion of life reserves deducted in developing the net liability was approximately $32,000 in 1996 and $37,000 in 1995 relating to insurance in force of $4,302,000 in 1996 and $4,782,000 in 1995. The reinsurance portion of accident and health reserves deducted in developing the net liability was approximately $24,000 in 1996 and $25,000 in 1995.

6.       POLICY CLAIMS

         Activity in the liability for unpaid policy claims is summarized as follows:

                                         1996                  1995

Balance at January 1              $     906,837          $   889,926
  Less reinsurance recoverables             470               30,143
                                  -------------         ------------
Net balance at January 1                906,367              859,783
                                  -------------         ------------

Incurred related to:
  Current year                       13,698,234           13,088,542
  Prior years                         2,727,849            2,678,782
                                  -------------         ------------
Total incurred                       16,426,083           15,767,324
                                  -------------         ------------

Paid related to:
  Current year                       13,057,102           12,158,555
  Prior years                         3,420,623            3,562,188
                                  -------------         ------------
Total paid                            16,477,725          15,720,740

                                  -------------         ------------

Net balance at December 31              854,725              906,367
  Plus reinsurance recoverables           1,360                  470
                                  -------------         ------------
Balance at December 31              $   856,085         $    906,837
                                       ========             ========


         The liability for unpaid policy claims is composed of claims incurred but not reported and claims reported and in course of settlement. The accident and health policy reserve includes a claim reserve of $3,682,000 in 1996 and $4,121,000 in 1995 which represents the present value of future claims.

7.       INCOME TAXES

         The components of the provision for income taxes were as follows:

                                                               1996              1995               1994

Current provision                                         $    292,096      $    155,957      $    269,761
Deferred benefit                                             (274,768)         (492,970)         (375,306)
                                                        --------------     -------------     -------------
           Income tax provision (benefit)                 $     17,328      $  (337,013)      $  (105,545)
                                                              ========          ========          ========


         The significant components of the deferred income tax benefit are as follows:

                                                               1996             1995                1994

Deferred policy acquisition costs                         $  (432,418)      $  (414,287)    $    (105,731)
Future policy benefit liabilities                             (19,961)         (155,384)         (257,735)
Capital losses deducted (carried forward)                     (42,955)          (82,085)           (8,184)
Alternative minimum tax                                       (74,862)          (36,737)          (51,422)
Valuation allowance applicable to
  deferred tax assets                                          267,199           138,486            51,422
Other                                                           28,229            57,037           (3,656)
                                                        --------------     -------------     -------------
           Deferred income tax benefit                    $  (274,768)      $  (492,970)     $   (375,306)
                                                              ========          ========          ========


         The tax effects of significant items comprising the net deferred tax asset are as follows:


                                                                       1996                  1995

Deferred tax liabilities:
  Unrealized gain on available for sale securities              $   (106,848)
  Deferred policy acquisition costs                               (2,286,550)         $  (2,718,968)
           Total deferred tax liabilities                         (2,393,398)            (2,718,968)

Deferred tax assets:
  Unrealized loss on real estate acquired in
         satisfaction of debt                                          81,106                 96,763
  Future policy benefit liabilities                                 2,721,345              2,701,384
  Capital loss carryforward                                           133,224                 90,268
  Alternative minimum tax credits                                     293,916                219,054
  Other                                                                65,085                 77,658
                                                              ---------------         --------------
           Total deferred tax assets                                3,294,676              3,185,127

Valuation allowance:
 Reduction of alternative minimum tax
         credits                                                    (293,916)              (219,054)
  Reduction of remaining deferred tax asset
         to alternative minimum tax rate
         of 20%                                                     (250,090)              (101,749)
                                                              ---------------         --------------
                                                                    (544,006)              (320,803)
                                                              ---------------         --------------
Net deferred tax asset                                           $    357,272          $     145,356
                                                                    =========               ========

         The valuation allowance increased by approximately $223,000 in 1996 and $138,000 in 1995 and results from the Company computing the tax effects of temporary differences using the alternative minimum tax rate, which the Company believes it will be subject to over the foreseeable future.

         At December 31, 1996, the Company had accumulated untaxed policyholders' surplus of approximately $1,923,000. The Company is not required to pay tax on the balance in the surplus account unless distributions to stockholders exceed accumulated taxed earnings.

         The effective income tax rate on earnings (loss) before federal income taxes differed from the statutory federal income tax rate for the following reasons:


                                                                          1996           1995          1994
Statutory federal income tax rate                                        35.0%         (35.0)%        35.0%
Add (deduct):  Small life insurance company deduction                  (112.6)          (18.4)       (71.1)
  Valuation allowance on deferred tax assets                             100.0            15.0         11.4
  Other                                                                    (15.9)         02.0         01.2
                                                                    ----------       ---------     --------
Effective income tax rate                                                 6.5%         (36.4)%     ( 23.5)%
                                                                        ======          ======        =====


         The alternative minimum tax credit carryover approximated $ 294,000 at December 31, 1996.

8.       STOCKHOLDERS' EQUITY

         The Company's ability to pay dividends is limited by the amount of dividends its receives from APL. Payment of dividends by APL is restricted by law to available net surplus computed on a statutory basis. In addition, without the prior approval of the Mississippi Commissioner of Insurance, the size of any dividend by APL during any one year is limited to the lesser of (i) 10% of surplus; or (ii) net gain from operations for the past three years, less dividends paid in the past two years.

         Pursuant to the laws and regulations of the State of Mississippi, APL is required to maintain minimum statutory capital of $400,000 and additional minimum statutory surplus of $600,000. Other states have similar restrictions for licensing purposes, the largest being a minimum capital requirement of $2,000,000 in the State of Georgia.

         APL entered into a Stock Purchase Agreement with the President and CEO of APL in August 1995, pursuant to which APL purchased 858 shares of APL Common Stock from the President and CEO of APL for an aggregate purchase price of $287,430. The Company has agreed to purchase an additional 572 shares of Company Common Stock, at a purchase price of $335 per share, when he ceases to be a director of the Company.

         In November, 1996 APL purchased 2,361 shares of APL Common Stock from a director of the Company and APL, for $790,935 or $335 per share.

         The National Association of Insurance Commissioners measures the adequacy of a company's capital by its risk-based capital ratio (the ratio of its total capital, as defined, to its risk-based capital). These requirements provide a measurement of minimum capital appropriate for an insurance company to support its overall business operations based upon its size and risk profile which considers (i) asset risk, (ii) insurance risk, (iii) interest rate risk, and (iv) business risk. An insurance company's risk-based capital is calculated by applying a defined factor to various statutory based assets, premiums and reserve items, wherein the factor is higher for items with greater underlying risk.

         The NAIC has provided levels of progressively increasing regulatory action for remedies when an insurance company's risk-based capital ratio falls below a ratio of 1:1. As of December 31, 1996, APL was in compliance with these minimum capital requirements as follows:

Total adjusted capital                                             $ 9,805,000
Authorized control level risk-based capital                        $ 1,588,000
Ratio of adjusted capital to risk-based capital                         6.17:1


9.       STATUTORY FINANCIAL INFORMATION

         Generally accepted accounting principles differ in certain respects from the accounting practices prescribed or permitted by insurance regulatory authorities (statutory basis). A reconciliation between consolidated net income and stockholders' equity as reported under generally accepted accounting principles (GAAP basis) and statutory net income and stockholders' equity of APL follows:


                                   1996                                  1995                                    1994
                            ---------------------------------------------------------------------------------------------
                                  Net             Stockholders'        Net Income       Stockholders'              Net
                                 Income              Equity              Loss)             Equity                 Income


GAAP basis                     $   156,884       $ 16,136,588     $    (587,656)      $ 16,597,309         $     555,400

Adjustments to:
  Policy reserves                (476,697)          6,380,953            557,013         6,857,650               919,814
  Non-admitted assets                              (1,392,981                          (1,479,035)
  Deferred acquisition costs     1,080,300       (11,317,490)            754,277      (12,397,790)             (342,708)
  Deferred income taxes          (274,768)          (357,272)          (492,970)         (145,356)             (375,306)
  Unrealized gain on
    invested securities                             (314,260)
  Other                            131,076            178,001          (109,130)           181,845              (48,840)
                           ---------------     --------------    ---------------   ----------------         -------------

Statutory basis                $   616,795    $     9,313,539     $      121,534  $      9,614,623          $    708,360
                           ===============    ===============     ==============  ================          ============



10.      FAIR VALUES OF FINANCIAL INSTRUMENTS

         In accordance with FAS Statement No. 107, "Disclosures about Fair Value of Financial Instruments", information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value. The fair value amounts disclosed represent management's best estimates of fair value. In accordance with FAS No. 107, this disclosure excludes certain insurance policy-related financial instruments and all nonfinancial instruments. The aggregate fair value amounts presented are not intended to represent the underlying aggregate fair value of the Company.

         The estimated fair values are significantly affected by assumptions used, principally the timing of future cash flows, the discount rate, judgments regarding current economic conditions, risk characteristics of various financial instruments and other factors. Because assumptions are inherently subjective in nature, the estimated fair values cannot be substantiated by comparison to independent quotes and, in many cases, the estimated fair values could not necessarily be realized in an immediate sale or settlement of the instrument. Potential tax ramifications related to the realization of unrealized gains and losses that would be incurred in an actual sale and/or settlement have not been taken into consideration.

         The methods and assumptions used to estimate fair value are as follows:

           o Fair value for securities is determined from quoted market prices, where available. For securities not actively traded, fair value is estimated using quoted market prices for similar securities.

           o Fair value for mortgage loans is estimated by discounting cash flows and using current interest rates on similar real estate loans considering credit ratings and the remaining terms to maturity.

           o    Fair value for  short-term  investments  and accrued  investment income approximates the carrying amount. Fair value for guaranteed interest and supplementary contract liabilities also approximates the carrying amount since those contracts are carried at redemption values and there are no applicable surrender or mortality charges.

           o Policy loans have no stated maturity dates and are an integral part of the related insurance contract. Accordingly, it is not practicable to estimate a fair value.

         The estimated fair value of the Company's financial instruments for which it is practicable to estimate that value, is as follows:

                               1996                              1995
                ---------------------------------  ----------------------------
                 Carrying                Fair           Carrying        Fair
                  Amount                Value           Amount          Value

Securities      $  32,720,388      $  32,720,388   $  31,084,657  $  31,913,000
Mortgage loans      1,075,268          1,107,000       1,257,771      1,314,000


11.      COMMITMENTS AND CONTINGENCIES

         The Company is required to participate in certain guaranty funds and involuntary pools of insurance and is therefore exposed to undeterminable future assessments resulting from the insolvency of other insurers.

         The Company leases various land, buildings and operating equipment under monthly lease arrangements. Expenses incurred under all operating leases approximated $163,000 (1996), $91,000 (1995) and $112,000 (1994). Future minimum lease commitments for non-cancelable operating leases are as follows:


1997            $ 135,000
1998              131,000
1999              124,000
2000              112,000
                 -------------

                $ 502,000


         The Company is involved in litigation incurred in the normal course of business. Management of the Company, based upon the advice of legal counsel, is of the opinion that the Company's ultimate liability, if any, which may result from the litigation will not have a material adverse effect on the financial condition or results of operations of the Company.

                                                    * * * * * *

ARTICLE 7, SCHEDULE II - CONDENSED FINANCIAL INFORMATION OF
REGISTRANT


CONDENSED BALANCE SHEETS
DECEMBER 31, 1996 AND 1995




                                                                          1996                 1995
ASSETS:

 Investment in American Public Life Insurance                         $16,293,957            $16,547,309
   Company                                                        ---------------        ---------------

         Total assets                                                 $16,293,957            $16,597,309
                                                                       =========               =========


LIABILITIES AND STOCKHOLDER'S EQUITY -
 Due to American Public Life Insurance Company                      $     157,369

STOCKHOLDER'S EQUITY                                                   16,136,588            $16,597,309
                                                                   --------------        ---------------

TOTAL LIABILITIES AND STOCKHOLDER'S
EQUITY                                                                $16,293,957            $16,597,309
                                                                      ===========            ===========



CONDENSED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


                                                         1996                1995                1994

EQUITY IN EARNINGS (LOSS) OF
SUBSIDIARY                                              $314,253           $(587,656)          $555,400

COSTS AND EXPENSES:
 Professional fees                                       134,142
 Amortization                                             23,227
                                                 ---------------
                                                         157,369
                                                 ---------------       --------------      -------------
NET INCOME (LOSS)                                       $156,884           $(587,656)          $555,400
                                                        ========            ========           ========


CONDENSED STATEMENTS OF CASH FLOW
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


CASH FLOWS FROM OPERATING
ACTIVITIES:
 Net income (loss)                                           $156,884          $(587,656)           $555,400
 Adjustments to reconcile net income (loss)
    to net cash used in operating activities:
      Equity in (earnings) loss of subsidiary               (314,253)             587,656          (555,400)
      Increase due to stockholder                             157,369
                                                      ---------------     ---------------    ---------------
NET CASH USED IN OPERATING
ACTIVITIES                                                $         0      $            0      $           0
                                                             ========            ========           ========





ARTICLE 7, SCHEDULE V - VALUATION AND QUALIFYING ACCOUNTS


         Col. A                    Col. B    Col. C                        Col. D           Col. E

      Description            Balance at      Additions                    Deductions --    Balance at
                             Beginning  -----------------------           Describe           End of
                             of Period     (1)            (2)                                Period
                                          Charged       Charged
                                          to Costs       to Other
                                            and         Accounts --
                                          Expenses      Describe
1996
Allowance for real
  estate acquired in
 satisfaction of debt          $284,596                                   $ 46,050          $238,546
                                                                           (sales)

Allowance for
 uncollectible agent
 balances                       101,939                                     55,564            46,375
                                                                         (write-offs/
                                                                         collections)

Valuation allowance for
 deferred tax assets            320,803     $223,203                                         544,006
                          -------------  -------------                 -------------     -------------
                               $707,338     $223,203                      $101,614          $828,927
                               ========     ========                      ========          ========


1995
Allowance for real
 estate acquired in
 satisfaction of debt          $443,904                                   $159,308          $284,596
                                                                           (sales)

Allowance for
 uncollectible agent
 balances                         62,296       $39,643                                       101,939

Valuation allowance for
 deferred tax assets            182,317        138,486                                       320,803
                          -------------  -------------               -------------     -------------
                                $688,517      $178,129                    $159,308          $707,338
                               ========       ========                    ========          ========